                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2008

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes       No   X
                              -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                 DOCUMENTS INDEX

DOCUMENTS      DESCRIPTION
---------      -----------
99.1           Material_Change_Report_November 21 2008 ENG

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

                              AETERNA ZENTARIS INC.

1.   NAME AND ADDRESS OF COMPANY

     AEterna Zentaris Inc. (the "CORPORATION")
     1405 du Parc-Technologique Blvd.
     Quebec City, Quebec G1P 4P5

2.   DATE OF MATERIAL CHANGE

     November 12, 2008

3.   NEWS RELEASE

     On November 12, 2008, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the CanadaNewsWire service. A copy of such news release is attached hereto as SCHEDULE A.

4.   SUMMARY OF MATERIAL CHANGE

     On November 12, 2008, the Corporation announced that it had signed a definitive agreement to sell to an affiliate of Cowen Healthcare Royalty Partners, L.P. ("CETRO") its rights to royalties on future sales of Cetrotide(R) covered by its license agreement with Merck Serono. On closing, the Corporation will receive US$52.5 million from Cetro. In addition, contingent on 2010 net sales of Cetrotide(R) reaching a specified level, the Corporation would receive an additional payment of US$2.5 million from Cetro. A copy of such definitive agreement is attached hereto as SCHEDULE B.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     On November 12, 2008, the Corporation announced that it had signed a definitive agreement to sell to Cetro its rights to royalties on future sales of Cetrotide(R) covered by its license agreement with Merck Serono. On closing, the Corporation will receive US$52.5 million from Cetro. In addition, contingent on 2010 net sales of Cetrotide(R) reaching a specified level, the Corporation would receive an additional payment of US$2.5 million from Cetro.

     Under the terms of the agreement, if cetrorelix is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, the Corporation has agreed to make a one-time cash payment to Cetro in an amount ranging from US$5 million up to a maximum of US$15 million. The amount which would be due to Cetro will be higher the earlier the product receives European regulatory approval.

     The transaction is expected to close within the 15 business days following the signature of the agreement.

6.   RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

8.   EXECUTIVE OFFICER

     Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.   DATE OF REPORT

     November 21, 2008.

                                   SCHEDULE A

                                  NEWS RELEASE
                               (NOVEMBER 12, 2008)

AETERNA ZENTARIS AGREES TO SELL CETROTIDE(R) ROYALTY STREAM FOR $52.5 MILLION TO COWEN HEALTHCARE ROYALTY PARTNERS

   All amounts are in U.S. dollars

   QUEBEC CITY, Nov. 12 /CNW Telbec/ - AEterna Zentaris Inc. (NASDAQ: AEZS; TSX:
AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that it has signed a definitive agreement to sell to Cowen Healthcare Royalty Partners, L.P. ("CHRP") its rights to royalties on future sales of Cetrotide(R) covered by its license agreement with Merck Serono. The license agreement between AEterna Zentaris and Merck Serono was signed in 2000 and granted Merck Serono exclusive rights to market, distribute and sell Cetrotide(R) worldwide, with the exception of Japan, in the field of in vitro fertilization. On closing, AEterna Zentaris will receive $52.5 million from CHRP. In addition, contingent on 2010 net sales of Cetrotide(R) reaching a specified level, AEterna Zentaris would receive an additional payment of $2.5 million from CHRP.

     Under the terms of the agreement, if cetrorelix, which is currently in Phase 3 clinical trials for the treatment of benign prostatic hyperplasia, is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, AEterna Zentaris has agreed to make a one-time cash payment to CHRP in an amount ranging from $5 million up to a maximum of $15 million. The amount which would be due to CHRP will be higher the earlier the product receives European regulatory approval.

     "We are very pleased with this transaction which is in line with our strategy of generating non-dilutive financing through non-core asset monetization," said Juergen Engel, Ph.D., President and Chief Executive Officer of AEterna Zentaris. "We now expect to end the year 2008 with approximately $50 million in cash, providing us with the financial resources for the continued development of cetrorelix in BPH."

     "Our investment in Cetrotide(R) is consistent with our strategy to invest in unique commercial-stage products with strong marketing partners, and attractive risk reward profiles," said Todd C. Davis, Co-Founder and Managing Director of CHRP. "There is a growing demand for fertility treatment products around the globe and we believe Cetrotide(R) is well positioned to expand its presence in the market."

     The transaction is expected to close within the next 15 business days.

     RBC Capital Markets acted as exclusive financial advisor to AEterna Zentaris in connection with this transaction.

     About Cetrotide(R) (cetrorelix)

     Cetrotide(R) (cetrorelix) was the first luteinizing hormone-releasing hormone (LHRH) antagonist treatment approved for in vitro fertilization. It is administered to women to prevent premature ovulation in order to increase fertility success rate. Developed in cooperation with Medicine Nobel-Prize winner, Professor Andrew Schally of Veterans Affairs, Miami, Florida, it was launched in Europe in 1999 and in the United States in 2001. Cetrotide(R) is currently marketed worldwide by Merck Serono, except for Japan where it is marketed by Nippon Kayaku and Shionogi.

     Cetrorelix is also currently in a Phase 3 program in benign prostatic hyperplasia involving 1,500 patients in North America and Europe. First results are expected in Q3 2009 with an NDA filing to follow in 2010 and potential launch in 2011.

     About Cowen Healthcare Royalty Partners

     Cowen Healthcare Royalty Partners ("CHRP") is a global healthcare private equity firm with over $500 million in capital under management. The firm invests principally in commercial-stage biopharmaceutical and medical device companies and products, through the purchase of royalty or Synthetic Royalty(SM) interests, debt and equity. CHRP's investment team has over 90 years of healthcare related experience including principal investing, structured finance, healthcare industry senior management, Wall Street research and consulting, scientific and clinical experience. For more information, please visit www.cowenroyalty.com.

     About AEterna Zentaris Inc.

     AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

     News releases and additional information are available at www.aezsinc.com.

     Forward-Looking Statements

     This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

For further information: Investor Relations: Ginette Vallieres, Investor Relations Coordinator, (418) 652-8525 ext. 265, gvallieres@aezsinc.com; Media
Relations: Paul Burroughs, Director of Communications, (418) 652-8525 ext. 406, pburroughs@aezsinc.com

                                   SCHEDULE B

                                                                  EXECUTION COPY

                               PURCHASE AGREEMENT


                                  BY AND AMONG


                               ZENTARIS IVF GMBH,


                             AETERNA ZENTARIS GMBH,


                              AETERNA ZENTARIS INC.


                                       AND

                     COWEN HEALTHCARE ROYALTY PARTNERS, L.P.


                          DATED AS OF NOVEMBER 11, 2008

                                TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
ARTICLE I         PURCHASE AND SALE OF THE PURCHASED INTEREST......................2

     Section 1.1.   Purchase and Sale..............................................2

     Section 1.2.   Purchase Price.................................................2

     Section 1.3.   No Assumed Obligations, Etc....................................2

     Section 1.4.   Sale...........................................................2

     Section 1.5.   Net Sales Milestone............................................2

     Section 1.6.   Obligations Upon a Reduction...................................3

ARTICLE II        CLOSING..........................................................5

     Section 2.1.   Closing........................................................5

     Section 2.2.   Conditions Applicable to the Buyer.............................5

     Section 2.3.   Conditions Applicable to the Seller............................7

ARTICLE III       REPRESENTATIONS AND WARRANTIES...................................7

     Section 3.1.   The Seller Parties' Representations and Warranties.............7

     Section 3.2.   The Buyer's Representations and Warranties....................16

ARTICLE IV        COVENANTS.......................................................17

     Section 4.1.   Confidentiality...............................................17

     Section 4.2.   Payment Instructions..........................................19

     Section 4.3.   Royalty Reports and Other Reports.............................20

     Section 4.4.   Audit of Merck Serono.........................................20

     Section 4.5.   Enforcement of Certain Covenants..............................20

     Section 4.6.   Enforcement of the Zentaris Patent Rights.....................22

     Section 4.7.   Amendment and Assignment of Material Contracts................24

     Section 4.8.   Maintenance of Material Contracts.............................24

     Section 4.9.   Termination of Material Contracts.............................25

     Section 4.10.  Maintenance of Separate Existence.............................25

     Section 4.11.  Efforts to Consummate Transactions............................26

     Section 4.12.  Further Assurances............................................26

     Section 4.13.  Taxes.........................................................26

     Section 4.14.  Intellectual Property Development.............................27

     Section 4.15.  Financial Capacity............................................27

     Section 4.16.  No Competing Products.........................................27

     Section 4.17.  Post-Closing Supply Covenants.................................28

     Section 4.18.  Information Rights............................................29

     Section 4.19.  Profit and Loss Pooling Agreement.............................29

 ARTICLE V        INDEMNIFICATION.................................................29

     Section 5.1.   General Indemnity.............................................29

     Section 5.2.   Notice of Claims..............................................30

     Section 5.3.   Time for Claims...............................................30

     Section 5.4.   Limitations on Liability......................................30

     Section 5.5.   Third Party Claims............................................30

     Section 5.6.   Exclusive Remedies............................................31

 ARTICLE VI       TERMINATION.....................................................31

     Section 6.1.   Grounds for Termination Prior to Closing......................31

     Section 6.2.   Automatic Termination.........................................32

     Section 6.3.   Survival......................................................32

 ARTICLE VII      MISCELLANEOUS...................................................32

     Section 7.1.   Definitions...................................................32

     Section 7.2.   Certain Interpretations.......................................41

     Section 7.3.   Headings......................................................42

     Section 7.4.   Notices.......................................................42

     Section 7.5.   Expenses......................................................43

     Section 7.6.   Assignment....................................................43

     Section 7.7.   Amendment and Waiver..........................................44

     Section 7.8.   Entire Agreement..............................................44

     Section 7.9.   No Third Party Beneficiaries..................................44

     Section 7.10.  Governing Law; Submission to Jurisdiction; Language...........44

     Section 7.11.  Severability..................................................45

     Section 7.12.  Counterparts..................................................45

     Section 7.13.  Independent Parties...........................................45

     Section 7.14.  Tax...........................................................46

                    INDEX OF EXHIBITS, ANNEXES AND SCHEDULES

Exhibit A-1: License Agreement

Exhibit A-2: Tulane Agreement

Exhibit A-3: Asset Purchase, License and Supply Agreement

Exhibit A-4: Supply Agreements

Exhibit B: Royalty Reports

Exhibit C: Form of Press Release

Exhibit D-1: Form of Transactional Opinion of Ropes & Gray LLP

Exhibit D-2: Form of Transactional Opinion of Baker & McKenzie LLP

Exhibit D-3: Form of Transactional Opinion of Ogilvy Renault LLP

Exhibit E: Form of Opinion of Gunter Nauwald (Seller IP consultant)

Exhibit F: Form of Assignment Agreement

Exhibit G-1: Form of Parent Guaranty (Parent)

Exhibit G-2: Form of Parent Guaranty (AZG)

Exhibit H: Form of Pledge Agreement

Exhibit I: Form of Security Agreement

Exhibit J: Form of Merck Serono Consent

Exhibit K: Form of Tulane Consent

Annex A: Disclosure Schedule

           Schedule 2.2(d)         Transferred Intellectual Property

           Schedule 2.2(e)         Transferred Assets

           Schedule 3.1(f)(xvii)   Certain Breaches

           Schedule 3.1(g)(i)      Intellectual Property

           Schedule 3.1(g)(iii)    Other Patent Rights

           Schedule 3.1(g)(vi)     Lapsed, Expired, Cancelled and Abandoned
                                   Zentaris Patent Rights

           Schedule 3.1(g)(xi)     Licensed Access Agreements

           Schedule 3.1(g)(xii)    Title to Intellectual Property

           Schedule 3.1(g)(xiii)   Assigned Access Agreements

           Schedule 3.1(g)(xv)     Intellectual Property Payments

           Schedule 3.1(g)(xvi)    Intellectual Property Disputes

           Schedule 7.1            Knowledge Group

                               PURCHASE AGREEMENT

     This PURCHASE AGREEMENT, dated as of November 11, 2008 (this "AGREEMENT" is by and among ZENTARIS IVF GMBH, a limited liability company, organized under the laws of Germany with principal offices at Weismullerstrasse 50, 60314 Frankfurt, Germany (the "SELLER"), AETERNA ZENTARIS GMBH, a limited liability company organized under the laws of Germany and parent of the Seller with principal offices at Weismullerstrasse 50, 60314 Frankfurt, Germany ("AZG"), AETERNA ZENTARIS INC. (f/k/a AETERNA LABORATORIES INC.), a Canadian corporation and parent of AZG with principal offices at Parc-Technologique Blvd., Quebec City, Quebec, G1P 4PS Canada ("PARENT" and together with the Seller, AZG, Aeterna Zentaris, Inc., a Delaware corporation, and any direct or indirect subsidiaries of the Parent, collectively, the "SELLER PARTIES") and COWEN HEALTHCARE ROYALTY PARTNERS, L.P., a Delaware limited partnership (together with its successors and assigns, the "BUYER").

                              W I T N E S S E T H:

     WHEREAS, definitions of capitalized terms used herein are set forth or otherwise cross-referenced in Section 7.1 hereof;

     WHEREAS, the Seller is a newly-formed, wholly-owned subsidiary of AZG, and AZG is a wholly-owned subsidiary of the Parent, with a share capital of at least EUR 25,000;

     WHEREAS, AZG, pursuant to the Asset Purchase, License and Supply Agreement, will assign to the Seller, on or before the Closing Date, the License Agreement, certain of the Zentaris Patent Rights and the Zentaris Know-How for use in the Territory and the Field and has exclusively licensed to the Seller the Zentaris Patent Rights that have not been so assigned;

     WHEREAS, prior to its assignment to the Seller, pursuant to the License Agreement, AZG, the successor-in-interest to Zentaris GmbH granted to ARES Trading S.A., a Swiss corporation having its principal place of business at Chateau de Vaumarcus, 2028 Vaumarcus, Switzerland ("MERCK SERONO"), an exclusive license to market, distribute, sell and, in certain circumstances, manufacture, Products, including the Product identified as Cetrotide(R), in the Field and in the Territory, under the Seller's rights in and to the Intellectual Property, including the Zentaris Patent Rights and Zentaris Know-How, and an exclusive license to use the Trademark and House-mark in connection therewith;

     WHEREAS, Merck Serono has agreed to make certain Lump Sum Payments to the Seller each calendar year up to and including the calendar year ending December 31, 2010 and to pay the Seller certain Variable Royalties during the term of the License Agreement; and

     WHEREAS, the Buyer desires to purchase, acquire and accept the Royalty Payments, each as payable to the Seller by Merck Serono under the License Agreement, and the Seller desires to assign, sell, transfer and convey the right to receive Royalty Payments of the Seller under the License Agreement to the Buyer, upon the terms and subject to the conditions set forth herein.

     NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Seller Parties and the Buyer hereby agree as follows:

                                    ARTICLE I

                   PURCHASE AND SALE OF THE PURCHASED INTEREST

     Section 1.1. PURCHASE AND SALE. Upon the terms and subject to the conditions of this Agreement, at the Closing, pursuant to the Assignment Agreement, the Seller shall assign, sell, transfer and convey to the Buyer, and the Buyer shall purchase, acquire and accept from the Seller, all of the Seller's right, title and interest in and to the Purchased Interest. Upon the assignment to the Buyer of the Purchased Interest, the Purchased Interest shall apply to the Buyer as if the Buyer were the Seller, and the Seller shall have no further rights under the License Agreement with regard to the Purchased Interest whatsoever. In addition, subject to the terms and conditions set forth herein, the Buyer shall be entitled to rely on and enforce any provisions of the Purchase Agreement, to the extent required to permit the Buyer to fully exercise and perform the Purchased Interest.

     Section 1.2. PURCHASE PRICE. The purchase price to be paid to the Seller for the sale, transfer and conveyance of the Seller's right, title and interest in and to the Purchased Interest to the Buyer is US$52,500,000 in cash (the "PURCHASE PRICE").

     Section 1.3. NO ASSUMED OBLIGATIONS, ETC. Notwithstanding any provision in this Agreement to the contrary, the Buyer is purchasing, acquiring and accepting only the Purchased Interest and is not assuming any liability or obligation of the Seller of whatever nature, whether presently in existence or arising or asserted hereafter, under the License Agreement or otherwise. Except as specifically set forth herein in respect of the Purchased Interest purchased, acquired and accepted hereunder, the Buyer does not, by such purchase, acquisition and acceptance, acquire any other contract rights of the Seller under the License Agreement or any other assets of the Seller.

     Section 1.4. SALE. It is the intention of the parties hereto that the sale, transfer and conveyance contemplated by this Agreement shall constitute a sale to the Buyer of the Seller's right, title and interest in and to the Purchased Interest and not a financing transaction, borrowing or loan. The Seller Parties will treat the sale, transfer and conveyance of the Royalty Payments as a sale of an "account" or a "payment intangible" (as appropriate) in accordance with the UCC, and the Seller hereby authorizes the Buyer to file financing statements (and continuation statements with respect to such financing statements when applicable) naming the Seller as the "seller" and the Buyer as the "purchaser" of the Purchased Interest.

     Section 1.5. NET SALES MILESTONE. In addition to the payment of the Purchase Price for the Purchased Interest, if the Net Sales Milestone occurs, the Buyer shall pay to the Seller within fifteen (15) Business Days of receipt of a certificate from an officer of the Seller certifying the same, the sum of US$2,500,000.

     Section 1.6. OBLIGATIONS UPON A REDUCTION.

           (a) [REDACTED] [Exclusion of confidential information relating to royalty payments].

           (b) OBLIGATIONS UPON A CETRORELIX PRODUCT REDUCTION. During the term of the Agreement, upon the occurrence of a Cetrorelix Product Reduction, the Seller shall pay the Buyer the lesser of (i) the Cetrorelix Reduction Amount and
(ii) the difference of [REDACTED] less the Seller's Net Reduction Payments (excluding the effect of the payment required to be made by Seller to Buyer pursuant to this Section 1.6(b) as a result of the Cetrorelix Product Reduction). Such amount shall be payable to the Buyer within five (5) Business Days after the last day of the month following quarter in which the Cetrorelix Product Reduction occurred.

           (c) OBLIGATIONS UPON A RECOVERY. During the term of the Agreement, upon the occurrence of a Recovery, the Recovered Amount shall be allocated as between the parties in accordance with the following priority:

               (i) first to the Buyer, to the extent of the Buyer's Unfunded Amount;

               (ii) second to the Seller, up to the aggregate amount previously paid by the Seller to the Buyer pursuant to Section 1.6(a); and

               (iii)  third to Buyer, all remaining amounts thereof.

           (d) TIMING OF PAYMENTS. Any amounts payable pursuant to Section 1.6(c) shall be payable to the Buyer or Seller, as applicable, no later than five (5) Business Days after the last day of the month following the calendar quarter in which the Recovered Amount is paid by Merck Serono. Each party shall provide to the other parties such records and documentation as is necessary to determine and verify the payments to be made under this Section 1.6.

           (e) MAXIMUM PAYMENT. For purposes of clarity, the Seller shall not be required to make a payment pursuant to Section 1.6(a) or Section 1.6(b) to the extent, after giving effect thereto, the Seller's Net Reduction Payments would exceed [REDACTED].

           (f) ADDITIONAL DEFINED TERMS. As used in this Section 1.6, the following terms shall have the following meanings:

          "BUYER'S UNFUNDED AMOUNT" means, at any time, the difference at such time, of (i) the aggregate amounts by which, prior to such time, (A) payment to the Buyer under Section 1.6(a) was limited by clause (ii) of Section 1.6(a) and
(B) payment to the Buyer under Section 1.6(b) was limited by clause (ii) of
Section 1.6(b); minus (ii) amounts paid to the Buyer prior to such time under
Section 1.6(c)(i). In no event shall Buyer's Unfunded Amount be less than zero.

          "CETRORELIX PRODUCT REDUCTION" means [REDACTED] the occurrence of European regulatory approval of a product developed by the Seller or its Affiliates containing Cetrorelix (other than a Product) [REDACTED] [Confidential information].

          "CETRORELIX REDUCTION AMOUNT" means an amount equal to:

               (i) [REDACTED - refers to amount ranging between US$5 million up to a maximum of US$15 million].

          "RECOVERED AMOUNT" means, at any time, the full amount recovered from Merck Serono upon a Recovery.

          "RECOVERY" means Merck Serono repaying any amounts not paid to the Buyer under the second paragraph of [REDACTED] the License Agreement.

          "ROYALTY RATE REDUCTION" [REDACTED] [Confidential information relating to royalty payments].

          "SELLER'S AGGREGATE RECOVERIES" means, at any time, the aggregate amount received by the Seller in respect of Recovered Amounts pursuant to
Section 1.6(c)(ii).

          "SELLER'S GROSS REDUCTION PAYMENTS" means, at any time, the aggregate amount paid by the Seller to the Buyer from and after the Closing Date pursuant to Section 1.6(a) and/or Section 1.6(b).

          "SELLER'S NET REDUCTION PAYMENTS" means, at any time, the difference at such time of the Seller's Gross Reduction Payments less the Seller's Aggregate Recoveries.

                                   ARTICLE II

                                     CLOSING

     Section 2.1. CLOSING. Subject to the closing conditions set forth in
Section 2.2 and Section 2.3, the closing of the purchase of the Purchased Interest (the "CLOSING") shall take place at the offices of McDermott Will & Emery LLP, 227 W. Monroe St., Chicago, Illinois 60606, fifteen (15) Business Days after the date of this Agreement, or such other date as the parties shall mutually agree (the "CLOSING DATE"). Subject to the provisions of ARTICLE VI, failure to consummate the sale, transfer and conveyance of the Seller's right, title and interest in and to the Purchased Interest as provided in this ARTICLE II on the date and at the place determined pursuant to this Section 2.1 shall not result in a termination of this Agreement and shall not relieve either party hereto of any of its respective obligations hereunder.

     Section 2.2. CONDITIONS APPLICABLE TO THE BUYER. The obligations of the Buyer to effect the Closing shall be subject to the satisfaction of the following conditions, any of which may be waived by the Buyer in its sole discretion:

           (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Seller set forth in the Transaction Documents shall be true, correct and complete in all material respects as of the Closing Date.

           (b) NO ADVERSE CIRCUMSTANCES. There shall not have occurred and be continuing any event or circumstance that could reasonably be expected to have a Material Adverse Effect.

           (c) LITIGATION. No action, suit, litigation, proceeding or investigation shall have been instituted, be pending or, to the Knowledge of the Seller Parties, threatened (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain damages in connection with the transactions contemplated by this Agreement, or (ii) seeking to restrain or prohibit Buyer's purchase of the Purchased Interest.

           (d) CONSENTS. The notices to and consents, approvals, authorizations and waivers from Third Parties and Government Entities that are set forth on SCHEDULE 2.2(d) (which Schedule shall include, without limitation, the Merck Serono Consent and the Tulane Consent and the notice to be delivered to Merck Serono simultaneous with the Closing under the Merck Serono Consent) shall have been obtained or provided for and shall remain in effect on the Closing Date.

           (e) ASSIGNMENT AND TRANSFER OF ASSETS TO THE SELLER. All assets necessary for the formation of the Seller and for the Seller's ability to be the beneficiary of the License Agreement (including, without limitation, the formation of the Seller and the assignment and transfer to the Seller of certain Intellectual Property pursuant to the Asset Purchase, License and Supply Agreement), as set forth on SCHEDULE 2.2(e), shall have been assigned and transferred to the Seller simultaneously with the Closing pursuant to the Asset Purchase, License and Supply Agreement.

           (f) PARENT GUARANTEES AND PLEDGE AGREEMENT. The Parent Guarantees shall have been executed and delivered by AZG and the Parent, and the Pledge Agreement shall have been executed and delivered by AZG, and the Buyer shall have received each of the same.

           (g) OFFICER'S CERTIFICATE. The Buyer shall have received a certificate of an executive officer of each of the Seller Parties pursuant to which such officer certifies that the conditions set forth in Section 2.2(a),
(b), (c) and (l) have been satisfied in all respects.

           (h) ASSIGNMENT AGREEMENT. The Assignment Agreement shall have been duly executed and delivered by the Seller and the Buyer, and the Buyer shall have received the same.

           (i) SECURITY AGREEMENT. The Security Agreement shall have been duly executed and delivered by all the parties thereto, and such agreement shall be in full force and effect.

           (j) LEGAL OPINIONS. The Buyer shall have received the following legal opinions, each in form and substance satisfactory to the Buyer and its counsel:

                  (i) an opinion of Ropes & Gray LLP, transaction counsel to the Parent, AZG and the Seller to the effect set forth in EXHIBIT D-1;

                  (ii) an opinion of Baker & McKenzie LLP, transaction counsel to AZG to the effect set forth in EXHIBIT D-2;

                  (iii) an opinion of Ogilvy Renault LLP, transaction counsel to the Parent to the effect set forth in EXHIBIT D-3; and

                  (iv) an opinion of Gunter Nauwald, intellectual property consultant to AZG and the Seller to the effect set forth in EXHIBIT E.

           (k)    CORPORATE DOCUMENTS OF THE SELLER, AZG AND THE PARENT.
The Buyer shall have received on the Closing Date, certificates, dated as of the Closing Date, of an executive officer of the Seller, AZG and the Parent (the statements made in which shall be true and correct on and as of the Closing
Date): (i) attaching copies, certified by such officer as true and complete, of each the Seller's, AZG's and the Parent's certificate of incorporation or other organizational documents (together with any and all amendments thereto) and, with regards to the Seller and AZG, a notary public, as being true, correct and complete copies; (ii) attaching copies, certified by such officer as true and complete, of resolutions of the board of directors or equivalent governing board (and with regard to the Seller and AZG, resolutions of the shareholders' meeting) of each of the Seller, AZG and the Parent authorizing and approving the execution, delivery and performance by it of the Transaction Documents and the transactions contemplated herein and therein; (iii) setting forth the incumbency of the officer or officers of the Seller, AZG and the Parent who have executed and delivered the Transaction Documents including therein a signature specimen of each such officer or officers; and (iv) attaching copies of (A) the current excerpts from the competent commercial register of AZG and the Seller certified by a notary public and (B) a certificate of the appropriate Governmental Entity of the Parent's jurisdiction of organization, stating that the Parent is incorporated and has not been dissolved under the laws of its jurisdiction of organization.

           (l) COVENANTS. Each of the Seller, AZG and the Parent shall have complied in all material respects with its covenants set forth in the Transaction Documents.

     Section 2.3. CONDITIONS APPLICABLE TO THE SELLER. The obligation of the Seller to effect the Closing shall be subject to the satisfaction of each of the following conditions, any of which may be waived by the Seller in its sole discretion:

           (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Buyer set forth in this Agreement shall be true, correct and complete in all material respects as of the Closing Date.

           (b) LITIGATION. No action, suit, litigation, proceeding or investigation shall have been instituted, be pending or threatened (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain damages in connection with the transactions contemplated by this Agreement, or (ii) seeking to restrain or prohibit Buyer's purchase of the Purchased Interest.

           (c) PAYMENT OF PURCHASE PRICE. At the Closing, the Buyer shall deliver (or cause to be delivered) payment of the Purchase Price, net of expense reimbursements owed by the Seller to the Buyer under Section 7.5 but without any other setoff or deduction, to the Seller by wire transfer of immediately available funds to one or more accounts specified by the Seller. For the avoidance of doubt, the Purchase Price, net of expense reimbursements owed by the Seller to the Buyer under Section 7.5, delivered to the Seller at the Closing shall be no less than US$51,500,000.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     Section 3.1. THE SELLER PARTIES' REPRESENTATIONS AND WARRANTIES. Each Seller Party represents and warrants to the Buyer that, as of the date hereof:

           (a) EXISTENCE AND POWER. The Seller is a limited liability company duly organized and validly existing under the laws of Germany and has all corporate powers and all material licenses, authorizations, consents and approvals from Governmental Entities required to execute and deliver, and perform its obligations under, the Transaction Documents to which it is a party. AZG is a limited liability company duly organized, validly existing and in good standing under the laws of Germany and has all corporate powers and all material licenses, authorizations, consents and approvals from Governmental Entities required to execute and deliver, and perform its obligations under, the Transaction Documents to which it is a party. The Parent is a Canadian corporation, validly existing and in good standing under the laws of Canada and has all corporate powers and all material licenses, authorizations, consents and approvals from Governmental Entities required to execute and deliver, and perform its obligations under, the Transaction Documents to which it is a party. No insolvency or similar proceedings have been, or are threatened to be, brought with respect to the assets of the Seller, AZG or the Parent, and there are no circumstances that would require or justify the bringing of or application for such proceedings. None of the Seller Parties are illiquid or over-indebted or imminently illiquid as of the date hereof nor will any of the Seller Parties become illiquid or over-indebted as result of the transactions contemplated by this Agreement or the other Transaction Documents.

          (b)     AUTHORIZATION.

                  (i) Each of the Transaction Documents to which the Seller is a party has been duly authorized, executed and delivered by the Seller and constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law) or public policy.

                  (ii) Each of the Transaction Documents to which AZG is a party has been duly authorized, executed and delivered by AZG and constitutes the valid and binding obligation of AZG, enforceable against AZG in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law) or public policy.

                  (iii) Each of the Transaction Documents to which the Parent is a party has been duly authorized, executed and delivered by the Parent and constitutes the valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law) or public policy.

          (c) NO CONFLICTS. The execution, delivery and performance by each Seller Party of the Transaction Documents to which it is a party does not and will not (i) contravene or conflict with the articles of organization or operating agreement of such Seller Party, (ii) contravene or conflict with or constitute a default under any provision of any applicable law binding upon or applicable to such Seller Party or (iii) contravene or conflict with or constitute a default under any Material Contract or other material agreement or Judgment binding upon or applicable to such Seller Party, the breach or violation of which could reasonably be expected to result in a Material Adverse Effect.

           (d) CONSENTS. Except for the consents that have been obtained on or prior to the Closing (each of which remains in full force and effect), no material consent, approval, license, order, authorization, registration, declaration or filing with or of any Governmental Entity or other Person is required to be done or obtained by any Seller Party in connection with (i) the execution and delivery by the Seller Parties of the Transaction Documents to which they are party, (ii) the performance by the Seller Parties of their obligations under the Transaction Documents to which they are party or (iii) the consummation by the Seller Parties of any of the transactions contemplated by the Transaction Documents to which they are party.

           (e) NO LITIGATION. There is no action, suit, investigation or proceeding pending or, to the Knowledge of the Seller Parties, threatened before any Governmental Entity to which any Seller Party is a party that would, if determined adversely, reasonably be expected to prevent or materially and adversely affect the ability of the Seller Parties to perform their obligations under the Transaction Documents to which they are party.

           (f)    MATERIAL CONTRACTS.

                  (i) Attached hereto as (A) EXHIBIT A-1 is a true and complete copy of the License Agreement, including all amendments and side letters thereto and written waivers thereunder and (B) EXHIBIT B are true and complete copies of all Royalty Reports as received by AZG from Merck Serono prior to the date hereof.

                  (ii) Attached hereto as EXHIBIT A-2 is a true and complete copy of the Tulane Agreement, including all amendments and side letters thereto and written waivers thereunder.

                  (iii) Attached hereto as EXHIBIT A-3 is a true and complete copy of the Asset Purchase, License and Supply Agreement to be entered into at the Closing.

                  (iv) Attached hereto as EXHIBIT A-4 is a true and complete copy of each Supply Agreement, including all amendments and side letters thereto and written waivers thereunder.

                  (v) The License Agreement is a valid and binding obligation of AZG (and will be a valid and binding obligation of the Seller after the Closing) and, to the Knowledge of the Seller Parties, Merck Serono and enforceable against AZG (and the Seller after the Closing) and, to the Knowledge of the Seller Parties, Merck Serono in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law).

                  (vi) The Tulane Agreement is a valid and binding obligation of AZG and, to the Knowledge of the Seller Parties, Tulane and enforceable against AZG and, to the Knowledge of the Seller Parties, Tulane in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law).

                  (vii) The Asset Purchase, License and Supply Agreement, once executed at the Closing, will validly assign the relevant Intellectual Property to the Seller and shall be a valid and binding obligation of the Seller and AZG and enforceable against the Seller and AZG in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law). The Asset Purchase, License and Supply Agreement, once executed at the Closing, will provide for an appropriate consideration reflecting the full market value of the transferred assets.

                  (viii) Each Supply Agreement is a valid and binding obligation of AZG and, to the Knowledge of the Seller Parties, the Supplier party thereto and enforceable against AZG and, to the Knowledge of the Seller Parties the Supplier party thereto in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law).

                  (ix) The License Agreement, together with all amendments thereto and waivers thereunder, each as attached hereto as EXHIBIT A-1, is the entire agreement between the Seller Parties and Merck Serono relating to the subject matter thereof and constitutes the only agreements or instruments to which any Seller Party, on the one hand, and Merck Serono, on the other hand, are parties that relate to the Purchased Interest.

                  (x) The Tulane Agreement, together with all amendments thereto and waivers thereunder, each as attached hereto as EXHIBIT A-2, is the entire agreement between the Seller Parties and Tulane relating to the subject matter thereof and constitutes the only agreements or instruments to which any Seller Party, on the one hand, and Tulane, on the other hand, are parties that relate to the Purchased Interest.

                  (xi) The Asset Purchase, License and Supply Agreement attached hereto as EXHIBIT A-3, once executed at the Closing, will be the entire agreement between the Seller and AZG relating to the subject matter thereof. Other then the Asset Purchase, License and Supply Agreement and any agreements contemplated therein, there are no contracts (written or otherwise), agreements or other arrangements between any of the Other Companies, on the one hand, and the Seller, on the other hand.

                  (xii) Each Supply Agreement, together with all amendments thereto and waivers thereunder, each as attached hereto as EXHIBIT A-4, is the entire agreement between AZG and the Supplier party thereto relating to the subject matter thereof and constitutes the only agreements or instruments to which both AZG and the Supplier party thereto are parties that relate to the Purchased Interest.

                  (xiii) Except as set forth in EXHIBIT A-1 attached hereto, no Seller Party has (A) granted any waiver under [REDACTED] the License Agreement or released Merck Serono, in whole or in part, from any obligation under [REDACTED] the License Agreement, (B) given Merck Serono any notice of termination of the License Agreement, (C) received any notice of Merck Serono's intention to terminate the License Agreement or (D) except as expressly contemplated hereby, assigned or in any other way transferred or encumbered all or any portion of the Purchased Interest.

                  (xiv) Except as set forth in EXHIBIT A-2 attached hereto, no Seller Party has (A) granted any waiver under the Tulane Agreement or released Tulane, in whole or in part, from any obligation under the Tulane Agreement, (B) given Tulane any notice of termination of the Tulane Agreement, (C) received any notice of Tulane's intention to terminate the Tulane Agreement or (D) except as contemplated hereby, assigned or in any other way transferred or encumbered all or any portion of AZG's interest under the Tulane Agreement.

                  (xv) Except as set forth in EXHIBIT A-3 attached hereto, neither AZG nor the Seller has (A) granted any waiver under the Asset Purchase, License and Supply Agreement or released AZG or the Seller, in whole or in part, from any obligation under the Asset Purchase, License and Supply Agreement, (B) given any notice of termination of the Asset Purchase, License and Supply Agreement, (C) received any notice of the other party's intention to terminate the Asset Purchase, License and Supply Agreement or (D) except as expressly contemplated hereby, assigned or in any other way transferred or encumbered all or any portion of any party's interest under the Asset Purchase, License and Supply Agreement.

                  (xvi) Except as set forth in EXHIBIT A-4 attached hereto, no Seller Party has (A) granted any waiver under any Supply Agreement or released any Supplier, in whole or in part, from any obligation under the corresponding Supply Agreement, (B) given any Supplier any notice of termination of the corresponding Supply Agreement, (C) received any notice of any Supplier's intention to terminate any Supply Agreement or (D) assigned or in any other way transferred or encumbered all or any portion of AZG's interest under any Supply Agreement. The Supply Agreements collectively provide the Seller Parties the right to obtain quantities of Product sufficient to satisfy their obligations to Merck Serono pursuant to [REDACTED] the License Agreement.

               (xvii) Except as set forth in SCHEDULE 3.1(f)(xvii), there is no material breach or default under the License Agreement, any Supply Agreement or the Tulane Agreement by any Seller Party or, to the Knowledge of the Seller Parties, by Merck Serono, any of the Suppliers or Tulane, respectively, and there is no event (including, without limitation, the transactions contemplated by the Transaction Documents) that upon notice or the passage of time, or both, would reasonably be expected to give rise to any breach or default of any Seller Party under the License Agreement, any Supply Agreement or the Tulane Agreement, respectively.

               (xviii)   No Seller Party has consented to any assignment by
     Merck Serono, Tulane or any Supplier of its rights and obligations under the License Agreement, the Tulane Agreement or the corresponding Supply Agreement, respectively, and, to the

     Knowledge of the Seller Parties, none of Merck Serono, Tulane nor any Supplier has assigned any of its rights and obligations under the License Agreement, the Tulane Agreement or the corresponding Supply Agreement, respectively, to any Person.

           (g)    INTELLECTUAL PROPERTY.

                  (i) SCHEDULE 3.1(g)(i) sets forth an accurate, true and complete list of all Trademarks, Zentaris Patent Rights and documented Zentaris Know-How. For each of the Zentaris Patent Rights listed on
     SCHEDULE 3.1 (g)(i), the Seller has identified (A) the owner of such patent, (B) the inventors of the underlying invention (C) the countries in which such patents are pending, allowed, granted or issued, (D) the application number and patent number, (E) the scheduled expiration date of the issued patents and, if applicable, the expiration date of any patent term extension or SPCs, (F) all relevant priority dates, (G) the earliest relied upon filing date used to calculate the expiration date and (H) the due date(s) for any applicable maintenance, annuity or renewal fee. As a result of the transactions contemplated by the Asset Purchase, License and Supply Agreement, the Seller will be the permanent sole legal and beneficial owner of the Intellectual Property listed in SCHEDULE 2.2(e). The transfer and assignment of the Intellectual Property listed on SCHEDULE 2.2(e) to the Seller does not qualify as a hidden contribution in kind (VERDECKTE SACHEINLAGE) under German corporate law. The Seller does not have any employees and no employee of any of the Other Companies will transfer to the Seller by operation of law as a result of the transactions contemplated under any of the Transaction Documents. The Intellectual Property transferred and assigned or otherwise licensed by AZG to the Seller is complete and, jointly with the other assets licensed or transferred and services provided under the Asset Purchase, License and Supply Agreement, sufficient to operate the Seller's business as contemplated under this Agreement.

                  (ii) There are no unpaid maintenance, annuity or renewal fees currently overdue for any of the Intellectual Property listed on
     SCHEDULE 3.1(g)(i), nor have any applications or registrations therefor lapsed or become abandoned, been cancelled or expired.

                  (iii) Except as disclosed on SCHEDULE 3.1(g)(iii), other than the Zentaris Patent Rights and the documented Zentaris Know-How relating to the manufacture and lyophilisation of Cetrorelix, the Seller does not own or control any patent rights or know- how that would be infringed by, or are necessary for or have been used by any Seller Party or the Suppliers in, the making, having made, use, sale, offer for sale or importation of the Product.

                  (iv) Other than the Zentaris Patent Rights and the documented Zentaris Know-How relating to the manufacture and lyophilisation of Cetrorelix, to the Knowledge of the Seller Parties, there are no patent rights or know-how owned or controlled by a Third Party, other than by the Suppliers, that would be infringed by, or are necessary for or have been used by any Seller Party or the Suppliers in, the making, having made, use, sale, offer for sale or importation of the Product.

                  (v)    [REDACTED] [Confidential information].

                  (vi) Except as set forth on SCHEDULE 3.1(g)(vi), none of the Zentaris Patent Rights or the Trademarks has lapsed, expired, been cancelled or become abandoned.

                  (vii)  Each of the patents and patent applications listed in
     SCHEDULE 3.1(g)(i) correctly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such patent is issued or such patent application is pending.

                  (viii) To the Knowledge of the Seller Parties, each person who has or has had any rights in or to the Intellectual Property listed on SCHEDULE 3.1 (g)(i) that are owned by, or licensed to, the Seller, including, each inventor named on the patents and patent applications listed in SCHEDULE 3.1(g)(i), has (A) executed an agreement assigning his, her or its entire right, title and interest in and to such Intellectual Property, and the inventions embodied, described and/or claimed therein, to the purported owner or (B) in cases where the Intellectual Property is based on or includes inventions by employees which are subject to the German Employees Inventions Act (GESETZ UBER ARBEITNEHMERERFINDUNGEN), the employer has performed all necessary acts and complied with all applicable laws in either case, within the relevant time limit, to ensure that it owns all rights to such employee inventions, and no such person has any contractual or other right or obligation that would preclude or conflict with any such assignment or otherwise conflict with the obligations of such person to the applicable owner of each listed Intellectual Property.

                  (ix) All SPCs listed on SCHEDULE 3.1 (g)(i) were applied for within the requisite time limits and each application was based on the same marketing authorization number EU/1/99/100/001-003. Marketing authorization number EU/1/99/100/001-003 was the first marketing authorization to be granted in the European Union in respect of the active pharmaceutical ingredient Cetrorelix in any formulation for any use (whether human or animal). All of the SPCs have the expiry dates listed on
     SCHEDULE 3.1(g)(i). No other SPC has been granted for the use of Cetrorelix in humans or animals in any indication in the European Union.

                  (x)    [REDACTED] [Confidential information].

                  (xi) SCHEDULE 3.1(g)(xi) sets forth an accurate, true and complete list of all agreements, whether oral or written, express or implied, including, without limitation, assignments, licenses, options, franchise, distribution, marketing and manufacturing agreements, sponsorships, project agreements, collaboration agreements, joint development agreements, agreements not to enforce, consents, settlements, Liens, and any amendments(s) renewal(s), novation(s) and termination(s) pertaining thereto, pursuant to which the Seller has the legal right to exploit the Intellectual Property ("ACCESS AGREEMENTS"), in each case that is owned by a Third Party. To the Knowledge of the Seller Parties, there are no unpaid fees or royalties under any agreement listed on SCHEDULE 3.1
     (g) (xi) that have become due, or are expected to become due or overdue, as of the Closing Date, except as disclosed on SCHEDULE 3.1(g)(xi).

                  (xii) Except as disclosed on SCHEDULE 3.1(g)(xii), (A) the Seller possesses sole, exclusive, valid, marketable and unencumbered title to the Intellectual Property for which it is listed as the owner on
     SCHEDULE 3.1(g)(i) and is a party to the agreements listed on SCHEDULE 3.1(g)(xi)) and (B) there are no Liens on or to any Intellectual Property listed on SCHEDULE 3.1(g)(i) that it owns or agreement listed on SCHEDULE 3.1(g)(xi). The Seller is the sole legal and beneficial owner of the Purchased Interest. Subject to the terms and conditions of the License Agreement, the Purchased Interest and any right thereunder may be fully disposed of by the Seller. Except as provided in the License Agreement, the Purchased Interest and all rights thereunder are not in any way encumbered nor subject to any Third Party rights.

                  (xiii) SCHEDULE 3.1(g)(xiii) sets forth an accurate, true and complete list of all Access Agreements, pursuant to which any of the Intellectual Property not created solely and exclusively by the Seller was created or transferred to the Seller (whether or not such Intellectual Property is owned by the Seller or owned by another Person or a Third Party). To the Knowledge of the Seller Parties, there are no unpaid fees or royalties under any agreement listed on SCHEDULE 3.1 (g)(xiii) that have become due, or are expected to become overdue, as of the Closing Date, except as disclosed on SCHEDULE 3.1 (g)(xiii).

                  (xiv) To the Knowledge of the Seller Parties, each owner and inventor of each Zentaris Patent Right and each Seller Party (to the extent that the relevant Seller Party is, or has at any time been, an applicant or is otherwise involved in the patent prosecution of any Zentaris Patent Right) has complied in all material respects with all applicable duties of candor and good faith in dealing with the U.S. Patent and Trademark Office, including the duty to disclose all information known to be material to patentability.

                  (xv) To the Knowledge of the Seller Parties, no payments by the Seller are, or at any time in the future expected to, become due to any other Person in respect of the Product or the Intellectual Property, except as disclosed on SCHEDULE 3.1(g)(xv).

                  (xvi) Except as disclosed on SCHEDULE 3.1(g)(xvi), to the Knowledge of the Seller Parties, there is, and has been, no pending, decided, settled or threatened opposition, interference proceeding, reexamination proceeding, cancellation proceeding, injunction, claim, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, International Trade Commission investigation, decree or any other dispute, disagreement or claim (collectively referred to hereinafter as "DISPUTES"), challenging the legality, validity, enforceability or ownership of any Zentaris Patent Right or the exploitation of the Zentaris Patent Rights or which would give rise to a credit against the revenues of a Seller Party as a result of the manufacture, sale, offer for sale, use, importation or exportation of the Product and, to the Knowledge of the Seller Parties, no circumstances or grounds exist that would give rise to such a Dispute. There are no Disputes by any Third Party against any Seller Party or, to the Knowledge of the Seller Parties, Merck Serono, and no Seller Party has received any written notice or claim of any such Dispute, and, to the Knowledge of the Seller Parties, there exists no circumstances or grounds upon which any such claim could be asserted, as pertaining to Products or Zentaris Patent Rights. None of the Seller Parties nor, to the Knowledge of the Seller Parties, Merck Serono has sent any notice of any Dispute to a Third Party, and, to the Knowledge of the Seller Parties, there exists no circumstance or grounds upon which any Seller Party or Merck Serono could assert any such Dispute, as pertaining to Products or any of the Zentaris Patent Rights. No Zentaris Patent Rights nor Products are subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement or other disposition of Dispute, and each Seller Party has fully complied with, paid and otherwise satisfied all such obligations.

                  (xvii) There is no pending nor, to the Knowledge of the Seller Parties, threatened action, suit or proceeding, or any investigation or claim by any Governmental Entity to which any Seller Party or, to the Knowledge of the Seller Parties, Merck Serono is a party (A) that would be the subject of a claim for indemnification by any Person or Third Party under the License Agreement or (B) that the marketing, sale or distribution of Products by Merck Serono pursuant to the License Agreement, as applicable, does or will infringe on any patent or other intellectual property rights of any other Person, and, to the Knowledge of the Seller Parties, there is no basis for any such action, suit, proceeding, investigation or claim of the type described in clause (A) or (B) above. To the Knowledge of the Seller Parties, there are no pending published or unpublished United States, international or foreign patent applications owned by any other Person, which, if issued, would limit or prohibit the manufacture, use, sale or importation of any Product or the Intellectual Property relating to Products.

                  (xviii) The Seller and its Affiliates have taken, and will continue to take, all Commercially Reasonable Efforts and precautions necessary to protect and maintain the confidentiality of all Intellectual Property (except such Intellectual Property whose value would be unimpaired by public disclosure or where confidentiality cannot be maintained in complying with the requirements of any Governmental Entity in seeking patent protection or regulatory approval for the Product) that it owns.

                  (xix)  [REDACTED] [Confidential information].

                  (xx)   [REDACTED] [Confidential information].

                  (xxi)  [REDACTED] [Confidential information].

                  (xxii) Except as described in SCHEDULE 3.1 (g)(i), neither the Seller nor any of its Affiliates has any rights (including without limitation by way of ownership or license) to any patentable invention, patent or patent application which if the relevant application were filed and/or granted, would claim a Product.

                  (xxiii) ASTA Medica GmbH has no interest in or any right to any Intellectual Property or to receive any payment of any kind whatsoever in respect of the exploitation of the Intellectual Property or Product.

                  (xxiv) [REDACTED] [Confidential information].

                  (xxv) [REDACTED] [Confidential information].

           (h) BROKERS' FEES. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of the Seller Parties who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement other than RBC Dominion Securities, Inc., whose fees and commissions shall be paid solely by the Other Companies.

           (i) INFORMATION. To the actual knowledge of the individuals listed on SCHEDULE 7.1, no written statement, information, report or materials prepared by or on behalf of the Seller Parties or their Affiliates and furnished to the Buyer by or on behalf of the Seller in connection with any Transaction Document or any transaction contemplated hereby or thereby, no written representation, warranty or statement made by the Seller in any Transaction Document, and no Schedule or Exhibit hereto, in each case taken in the aggregate, contains any untrue statement of a material fact or omits any statement of material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not materially misleading.

           (j) NO DEDUCTION OR WITHHOLDING. All royalties and other payments made by Merck Serono under the License Agreement (and any predecessor agreements) have been made without any deduction or withholding for or on account of any tax.

           (k) FINANCIAL CAPACITY. Except as contemplated by the Transaction Documents, the Seller has no obligations or liabilities except for those arising under the Material Agreements. The cash flow of the Seller is positive and has been positive at all times since its formation. Since its formation, the Seller has had no business operations other than the transactions described herein.

        Section 3.2. THE BUYER'S REPRESENTATIONS AND WARRANTIES. The Buyer represents and warrants to the Seller that as of the date hereof:

           (a) EXISTENCE AND POWER. The Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite powers and all material licenses, authorizations, consents and approvals from Governmental Entities required to execute and deliver, and perform its obligations under, this Agreement.

           (b) AUTHORIZATION. This Agreement has been duly authorized, executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law).

           (c) NO CONFLICTS. The execution, delivery and performance by the Buyer of this Agreement do not and will not (i) contravene or conflict with the organizational documents of the Buyer, (ii) contravene or conflict with or constitute a default under any material provision of any applicable law binding upon or applicable to the Buyer or (iii) contravene or conflict with or constitute a default under any material contract or other material agreement or Judgment binding upon or applicable to the Buyer.

           (d) CONSENTS. No consent, approval, license, order, authorization, registration, declaration or filing with or of any Governmental Entity or other Person is required to be done or obtained by the Buyer in connection with (i) the execution and delivery by the Buyer of this Agreement,
(ii) the performance by the Buyer of its obligations under this Agreement or
(iii) the consummation by the Buyer of any of the transactions contemplated by this Agreement.

           (e) NO LITIGATION. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Buyer, threatened before any Governmental Entity to which the Buyer is a party that would, if determined adversely, reasonably be expected to prevent or materially and adversely affect the ability of the Buyer to perform its obligations under this Agreement.

           (f) BROKERS' FEES. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

           (g) FINANCIAL CAPACITY. The Buyer has, as of the date hereof and will continue to have at all times through the Closing and at all other times during the term of this Agreement, sufficient funds, from cash, cash equivalents on hand or contractual commitments to call capital, for the Buyer to consummate the transactions contemplated by this Agreement, including payments of the Purchase Price and of the amount owing if the Net Sales Milestone has occurred.

                                   ARTICLE IV

                                    COVENANTS

     Section 4.1. CONFIDENTIALITY.

           (a) BUYER CONFIDENTIALITY. Except as otherwise provided herein, from and after the Closing, unless otherwise consented to in writing by AZG, the Buyer shall keep confidential and not disclose to any Person (other than to its Representatives, its Affiliates and its Affiliates' Representatives), and the Buyer shall cause its Representatives, its Affiliates and its Affiliates' Representatives to keep confidential and not disclose to any Person, any Confidential Information. The Buyer agrees that it shall be responsible for any breach of this Section 4.1(a) by any of its Representatives, its Affiliates or its Affiliates' Representatives. The Buyer's confidentiality obligations under this Section 4.1(a) shall not apply to information that (i) was or becomes generally available to the public other than as a result of a disclosure by the Buyer or by any of its Representatives, its Affiliates or its Affiliates' Representatives, (ii) is required to be disclosed by any applicable law or Judgment, (iii) was already known by the Buyer at the time such information is disclosed to it or (iv) becomes lawfully obtainable from other sources who are not under an obligation of confidentiality and are not otherwise prohibited from disclosing such information by a contractual, legal or fiduciary obligation. Notwithstanding anything to the contrary herein, the Buyer shall keep confidential and shall not disclose any Confidential

Information to the same or greater extent that (A) the Buyer must keep Confidential Information confidential pursuant to the Merck Serono Consent and
(B) the Seller Parties must keep Confidential Information confidential under the Tulane Agreement.

           (b) SELLER CONFIDENTIALITY. Except as otherwise provided herein, during the term of this Agreement, unless otherwise consented to in writing by the Buyer, the Seller Parties shall keep confidential and not disclose to any Person (other than to Merck Serono, Tulane and their respective Affiliates or to a Seller Party's Representatives, Affiliates and Affiliates' Representatives), and each Seller Party shall cause its Representatives, Affiliates and Affiliates' Representatives to keep confidential and not disclose to any Person (other than to Merck Serono, Tulane and their respective Affiliates), any information (whether written or oral, or in electronic, recorded or other form) furnished to a Seller Party or a Seller Party's Representatives by the Buyer or any of the Buyer's Representatives in connection with this Agreement. Each Seller Party agrees that it shall be responsible for any breach of this Section 4.1(b) by any of its Representatives, Affiliates or Affiliates' Representatives. The Seller Parties' confidentiality obligations under this Section 4.1(b) shall not apply to information that (i) was or becomes generally available to the public other than as a result of a disclosure by a Seller Party or by any of its Representatives, Affiliates or Affiliates' Representatives, (ii) is required to be disclosed by any applicable law or Judgment, (iii) was already known by the Seller Party at the time such information is disclosed to it or (iv) becomes lawfully obtainable from other sources who are not under an obligation of confidentiality and are not otherwise prohibited from disclosing such information by a contractual, legal or fiduciary obligation. In the event a Seller Party is required under applicable law to file publicly copies of any of the Transaction Documents, the Seller Parties shall consult with the Buyer as to which portions, if any, of the Transaction Documents for which the Seller Parties will seek confidential treatment and will, subject to its legal obligations with regard to disclosure, use reasonable efforts to obtain confidential treatment of the portions of the Transaction Documents that the Buyer designates to be kept confidential.

           (c) PUBLIC ANNOUNCEMENTS. Except for a press release substantially in the form attached hereto as EXHIBIT C or any other public announcement using substantially the same text as such press release, neither the Buyer nor the Seller shall, and each party hereto shall cause its respective Representatives, Affiliates and Affiliates' Representatives not to, issue a press release or other public announcement or otherwise make any public disclosure with respect to this Agreement or the subject matter hereof without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable law (in which case the party hereto required to make the press release or other public announcement or disclosure shall allow the other party hereto reasonable time to comment on such press release or other public announcement or disclosure in advance of such issuance, to the extent doing so does not interfere with or is not inconsistent with the disclosing party's timely disclosure obligations under applicable law). For purposes of clarity, the Buyer and its Affiliates may issue one or more press releases substantially in the form attached hereto as EXHIBIT C or any other public announcement using substantially the same text and may cause such press release to be posted on the websites for the Buyer and its Affiliates.

           (d) USE OF A SELLER PARTY'S NAME OR LOGO. Except with respect to (i) the Buyer's internal communications or private communications with its Representatives, its Affiliates and its Affiliates' Representatives and (ii) with respect to publication of a Seller

Party's name and logos in the Buyer's promotional materials, including without limitation the websites for the Buyer and its Affiliates, the Buyer shall not, and the Buyer shall cause its Representatives, its Affiliates and its Affiliates' Representatives not to, make use of the name, nickname, trademark, logo, service mark, trade dress or other name, term, mark or symbol identifying or associated with a Seller Party without such Seller Party's prior written consent to the specific use in question.

           (e) SPECIFIC ENFORCEMENT. The Buyer and the Seller Parties each acknowledge and agree that damages or other remedies at law may not be adequate to protect the party hereto that has disclosed the information to be kept confidential under this Section 4.1 against any actual or threatened breach of this Section 4.1 by such other party hereto or its Representatives, its Affiliates or its Affiliates' Representatives, and that the party hereto that has disclosed such information shall be entitled to equitable relief, including specific performance and temporary and permanent injunctive relief, as a remedy for any such breach or threatened breach without the necessity of posting any bond or other security or proving damages, and the other party hereto further agrees, and shall cause its Representatives, its Affiliates and its Affiliates' Representatives to agree, that such other party hereto shall not oppose or object to the granting of such relief. The provisions of this Section 4.1(e) are not intended and shall not limit the rights of the Buyer or the Seller Parties to seek equitable relief, including specific performance and temporary and permanent injunctive relief, as a remedy for any other breaches or threatened breaches of this Agreement or any other Transaction Document (including, without limitation, any such breach or threat of breach that constitutes an Event of Default), without the necessity of posting any bond or other security or proving damages, and the other party hereto further agrees, and shall cause its Representatives, its Affiliates and its Affiliates' Representatives to agree, that such other party hereto shall not oppose or object to the granting of such relief.

     Section 4.2. PAYMENT INSTRUCTIONS.

           (a) At the Closing, the Seller shall have irrevocably instructed Merck Serono pursuant to the terms of the Merck Serono Consent to pay to the Buyer all Royalty Payments.

           (b) The Seller agrees that if it or its Affiliates receive any Royalty Payments owing to the Buyer, that the Seller shall pay, or shall cause its Affiliates to pay, such amounts to the Buyer as promptly as possible (but in no event more than five (5) Business Days after receipt by the Seller or any of its Affiliates) and that the Seller and its Affiliates shall have no right, title or interest in such Royalty Payments and that the Seller and its Affiliates shall not pledge or otherwise grant any security interest therein.

     Section 4.3. ROYALTY REPORTS AND OTHER REPORTS. The Seller Parties shall provide to the Buyer, promptly after the receipt thereof, true and complete copies of (a) all Royalty Reports delivered to the Seller Parties by Merck Serono pursuant to [REDACTED] the License Agreement, (b) any sublicense agreements or any amendments to any such agreements delivered to the Seller Parties by Merck Serono pursuant to [REDACTED] the License Agreement and (c) correspondence related to and notices given under the License Agreement, including but not limited to, (i) information delivered to the Seller Parties by Merck Serono pursuant to [REDACTED] the License Agreement, (ii) reports or other communications relating to adverse events or Product complaints delivered to the Seller Parties by Merck Serono pursuant to [REDACTED] the License Agreement and
(iii) regulatory reports delivered to the Seller Parties by Merck Serono pursuant to [REDACTED] the License Agreement. The Seller Parties agree to request the regulatory reports from Merck Serono pursuant to [REDACTED] the License Agreement upon the request of the Buyer. Notwithstanding the foregoing, in the event Merck Serono provides the documents described in (a) and (b) above directly to the Buyer pursuant to the Merck Serono Consent, the Seller Parties shall be obligated to provide such documents only upon the reasonable request of the Buyer.

     Section 4.4. AUDIT OF MERCK SERONO. To the extent permitted under the License Agreement, upon the written request of the Buyer, the Seller Parties shall, in cooperation with the Buyer (a) cause an audit of Merck Serono's records with respect to the Royalty Payments to be conducted pursuant to, and in accordance with, [REDACTED] the License Agreement and (b) subject to Section 4.1, furnish to the Buyer copies of all financial information, documents, reports, conclusions and findings of such audit; PROVIDED, that all costs and expenses associated with any such audit of Merck Serono conducted pursuant to this first sentence of this Section 4.4 shall be borne by the Buyer; PROVIDED, FURTHER, that to the extent Merck Serono reimburses the Seller Parties pursuant to [REDACTED] the License Agreement for any costs and expenses incurred in connection with such audit, the Seller Parties shall promptly pay over such amounts to the Buyer less the amount of actual costs and expenses incurred by the Seller Parties in connection with such audit for which the Buyer has not previously reimbursed the Seller Parties pursuant to this Section 4.4. Notwithstanding anything to the contrary in this Section 4.4, the Seller Parties shall be free to exercise the audit rights under [REDACTED] the License Agreement, at the Seller Parties' sole expense, at any time without the Buyer's consent upon five (5) Business Days prior notification to the Buyer.

     Section 4.5. ENFORCEMENT OF CERTAIN COVENANTS.

          [REDACTED] [Provision regarding enforcement by Parties of certain contractual rights].

     Section 4.6. ENFORCEMENT OF THE ZENTARIS PATENT RIGHTS.

           (a) In the event that any of the Seller Parties or the Buyer believes that a Third Party may be infringing any Zentaris Patent Rights in the Field in the Territory or infringing the Trademark in the Territory, the Seller and the Buyer agree to consult and cooperate with each other as to the best manner in which to proceed prior to institution of any lawsuit or other proceeding. In the event the Seller and the Buyer fail to agree on a joint program of action and reach an understanding relating thereto with respect to sharing expenses within thirty (30) days of the commencement of the consultation set forth in the preceding sentence (the "CONSULTATION PERIOD"), the Seller shall have the right (but not the obligation) to seek to enforce the Zentaris Patent Rights or Trademark against such Third Party infringer, and the Seller shall take such action to enforce the Seller's rights against such Person, including bringing a lawsuit or other proceeding against such Person with counsel of the Seller's choice and, subject to Section 4.6(g), entering into settlement negotiations with such Person, as the Seller deems advisable.

           (b) If, after the expiry of the Consultation Period, the Third Party that is so infringing on the Zentaris Patent Rights or the Trademark has not discontinued such infringement and the Seller Parties have not exercised their rights under Section 4.6(a), and Merck Serono has not exercised it rights pursuant to [REDACTED] the License Agreement with respect thereto, the Buyer shall have the right (but not the obligation) to seek to enforce the Zentaris Patent Rights or Trademark against such Third Party infringer, and the Seller Parties shall take such reasonable action to enforce the Seller Parties' rights against such Person, including bringing a lawsuit or other proceeding against such Person with counsel of the Buyer's choice and, subject to Section 4.6(g), entering into settlement negotiations with such Person, as the Buyer may reasonably request.

           (c) In the event that an action alleging the invalidity of any of the Zentaris Patent Rights is brought other than pursuant to action brought pursuant to Section 4.6(a) or (b), the Seller Parties and the Buyer agree to consult and cooperate with each other as to the best manner in which to proceed prior to assuming such defense. In the event the Seller Parties and the Buyer fail to agree on a joint program of action and reach an understanding relating thereto with respect to sharing expenses within ten (10) days of the commencement of the consultation set forth in the preceding sentence, the Seller Parties shall have the right (but not the obligation) to assume the defense of such action and the Seller Parties shall take such action, including becoming a party to such action with counsel of the Seller Parties' choice and entering into settlement negotiations with the other party to such action, as the Seller Parties deem advisable.

           (d) If, after the fifteenth (15th) day from the commencement of the consultation referred to in Section 4.6(c), the Seller Parties have not exercised their rights under Section 4.6(c) to assume the sole defense of such action, and Merck Serono has not exercised it rights pursuant to [REDACTED] the License Agreement with respect thereto, then the Buyer shall have the right (but not the obligation) to assume the defense of such action and the Seller Parties shall take such reasonable action, including becoming a party to such action with counsel of the Buyer's choice and, subject to Section 4.6(g), entering into settlement negotiations with the other party to such action, as the Buyer may reasonably request.

           (e)    Any lawsuit, other proceeding or, subject to Section
4.6(g), settlement negotiations brought pursuant to Section 4.6(a) or (c) shall be under the control and direction of the Seller Parties, and the Buyer shall, at the Other Companies' cost, take all actions reasonably necessary to cooperate with the Seller Parties in connection with any such lawsuit, other proceeding or settlement negotiations; PROVIDED, that the Buyer shall have the right (at its own cost) to retain its own independent legal counsel in addition to legal counsel selected by the Seller Parties and to participate in any such lawsuit, other proceeding or negotiations.

           (f) Any lawsuit, other proceeding or settlement negotiations brought pursuant to Section 4.6(b) or (d) shall be under the control and direction of the Buyer, and the Seller Parties shall take all actions reasonably necessary to cooperate with the Buyer in connection with any such lawsuit, other proceeding or settlement negotiations; PROVIDED, that the Seller Parties shall have the right (at their own cost) to retain their own independent legal counsel in addition to legal counsel selected by the Buyer and to participate in any such lawsuit, other proceeding or negotiations.

           (g) Neither the Buyer nor the Seller Parties shall agree to any settlement in connection with seeking enforcement of the Zentaris Patent Rights or Trademark brought under Section 4.6(a) or (b), or in connection with the defense of any invalidity action under Section 4.6(c) or (d), as the case may be, without the prior written consent of the other (which consent shall not be unreasonably withheld or delayed). Notwithstanding anything to the contrary in this Section 4.6, no party shall be obligated to take any action (or refrain from taking any action) that would, in that party's reasonable judgment, conflict with, violate (or cause a breach or violation of) the License Agreement, or any applicable law or judgment binding upon that party.

           (h)    All reasonable out-of-pocket expenses of the Seller
Parties (excluding fees and other expenses of the Seller Parties' separately retained counsel) incurred in connection with any actions taken pursuant to
Section 4.6(b) or (d), shall be borne equally by the Buyer, on the one hand, and the Other Companies, on the other hand. The Buyer shall reimburse the Seller and the Seller shall reimburse the Buyer, as the case may be, not later than fifteen
(15) Business Days after receiving an invoice from the other party (and reasonable substantiation thereof if requested), for one-half of such out-of-pocket expenses incurred by such party. Such invoices shall be submitted to the Buyer and the Seller, as the case may be, once in respect of each calendar month as promptly as practicable after the end of such month, unless otherwise agreed to in writing between the Seller Parties and the Buyer.

           (i) Any amounts recovered as a result of any judgment or other monetary award or settlement in respect of an action brought pursuant to this Section 4.6 shall be first applied to reimburse the Seller Parties for their reasonable costs incurred in connection therewith and the remainder, if any, shall be divided as provided in [REDACTED] the License Agreement, with the Buyer entitled to receive all amounts of such remainder that the Seller Parties would be entitled to pursuant to [REDACTED] the License Agreement absent this
Section 4.6(i).

           (j) Notwithstanding the provisions of this Section 4.6, to the extent that any party hereunder asserts a claim not specifically covered by the matters in this Section 4.6 for which such party may be entitled to indemnification under ARTICLE V, such claim for indemnification shall be governed solely by the provisions of ARTICLE V, and the provisions of this
Section 4.6 shall not apply.

     Section 4.7. AMENDMENT AND ASSIGNMENT OF MATERIAL CONTRACTS. The Seller Parties shall not, without the Buyer's prior written consent, (a) assign or agree to any assignment by Merck Serono of the License Agreement pursuant to [REDACTED] the License Agreement or otherwise, (b) assign or, subject to the terms of the Tulane Agreement, agree to any assignment by Tulane of the Tulane Agreement pursuant to Section 19 of the Tulane Agreement or otherwise, (c) assign or agree to any assignment by AZG or the Seller of the Asset Purchase,

License and Supply Agreement, (d) assign any of the Supply Agreements or (e) agree to any assignment by any Supplier of the Supply Agreements, in the case of
(e), with such consent not to be unreasonably withheld. The Seller Parties shall not, without the Buyer's prior written consent, agree to any amendment of, or waiver under, (i) [REDACTED] the License Agreement or any of the defined terms used therein, (ii) any provisions of the Tulane Agreement that would affect the rights granted to AZG therein with respect to the Product, (iii) any provisions of the Asset Purchase, License and Supply Agreement, (iv) any provisions of a Supply Agreement if the effect of such amendment would cause any Seller Party to breach its obligations under [REDACTED] the License Agreement. Promptly following receipt by the Seller Parties of a proposed assignment or amendment of the License Agreement, Tulane Agreement, Asset Purchase, License and Supply Agreement or any Supply Agreement, the Seller Parties shall furnish a copy of such assignment, amendment or waiver to the Buyer. All such assignments, amendments and waivers furnished to the Buyer pursuant to this Section 4.7 shall be deemed to be Confidential Information and shall be subject to the provisions of Section 4.1.

     Section 4.8. MAINTENANCE OF MATERIAL CONTRACTS. The Seller Parties shall comply with their obligations under the Material Contracts and shall not take any action or forego any action that shall constitute a material breach thereof (after giving effect to any cure periods thereunder). The Seller Parties shall use their best efforts to cure any material breaches by the Seller Parties under the Material Contracts. Notwithstanding the foregoing, nothing contained in this Agreement shall obligate any Seller Party to take any action (or refrain from taking any action) that would conflict with, violate (or cause a violation
of) or cause a default or breach under applicable law or Judgment binding upon such Seller Party. The Seller Parties shall use their best efforts to maintain a continuity of supply of Product in order to ensure an adequate supply of Product for delivery at all times to Merck Serono under the License Agreement, or any replacement thereof. Without limiting any other remedies available to the Buyer under this Agreement or the other Transaction Documents, for any periods during which the Seller Parties are in breach of their obligation to supply Product to Merck Serono under the License Agreement, or any replacement thereof, the Seller Parties shall not use or supply Product, or the active pharmaceutical ingredient contained in such Product (to the extent the failure to supply such active pharmaceutical ingredient is the cause of such breach under the License Agreement), to any Third Party without the prior written consent of the Buyer (including, without limitation, for use under the BPH indication). Notwithstanding anything to the contrary in this Section 4.8, the obligations set forth in the foregoing two sentences shall in no way obligate the Seller Parties to supply Product to Merck Serono in quantities greater than those quantities the Seller Parties are obligated to supply pursuant to [REDACTED] the License Agreement. The Seller Parties shall timely pay all amounts due to Tulane as required by the Tulane Agreement.

     Section 4.9. TERMINATION OF MATERIAL CONTRACTS. The Seller Parties shall not exercise their rights under any Material Contract, including without limitation, the License Agreement, the Supply Agreement, the Tulane Agreement or the Asset Purchase, License and Supply Agreement, to terminate such Material Contract without the prior written consent of the Buyer; PROVIDED, HOWEVER, that the Seller Parties shall be permitted to terminate any Supply Agreement for the purpose of replacing the applicable Supplier with the prior written consent of the Buyer, which consent will not be unreasonably withheld. Notwithstanding the foregoing, nothing in this Section 4.9 shall obligate any Seller Party to take any action (or refrain from taking any action) that would conflict with, violate (or cause a violation of) or cause a default or breach under any applicable law or Judgment binding upon such Seller Party.

     Section 4.10. MAINTENANCE OF SEPARATE EXISTENCE.

                  (a) The Seller, AZG and the Parent shall maintain the separate limited liability company existence of the Seller, with a share capital of at least EUR 25,000, and with respect to AZG and the Parent, shall not consolidate or merge with the Seller or permit the Seller to convey, transfer, sell or lease all or substantially all of its assets in a single transaction or series of transactions to AZG, the Parent or any Third Party. For the avoidance of doubt, nothing in this Section 4.10(a) shall be construed to prevent (i) the disposition of the Purchase Price by the Seller to AZG, the Parent or any Third Party or (ii) the Seller and AZG from forming a fiscal unity (ORGANSCHAFT) for tax or other corporate purposes.

                  (b) The Seller shall at all times from and after the date hereof through the termination of this Agreement be adequately capitalized in light of its contemplated business.

                  (c) The Seller shall maintain its assets and transactions separately from those of the Other Companies and any other Person and reflect such assets and transactions in financial statements separate and distinct from those of the Other Companies and any other Person and evidence such assets and transactions by appropriate entries in books and records separate and distinct from those of the Other Companies and any other Person. Notwithstanding anything in the foregoing to the contrary, the Buyer acknowledges that the Parent maintains and reports financial statements including assets and operations of the Seller and Other Companies on a consolidated basis. The Seller shall not hold itself out as having agreed to pay, or as being liable, primarily or secondarily, for, any obligations of the Other Companies and any other Person.

                  (d) The Seller shall not grant a Lien on any of its assets to secure any obligation of any of the Other Companies and any other Person.

                  (e) The Seller shall not engage in any transaction with any of the Other Companies, except as permitted by this Agreement and the other Transaction Documents. Notwithstanding the foregoing, nothing in this Section 4.10(e) shall be deemed to prohibit the Seller from (i) distributing the Purchase Price to AZG, the Parent or any Third Party or (ii) entering a profit pooling agreement (GEWINNABFUHRUNGSVERTRAG) with AZG, which shall only include provisions customary for a profit pooling agreement.

                  (f) The Seller shall not incur any Debt other than (i) its obligations under this Agreement and the other Transaction Documents and (ii) trade payables in entered into, and accruals arising, in the ordinary course of business on ordinary terms (including in respect of the Supply Agreements).

                  (g) Neither the Seller nor AZG shall do anything or omit to do anything that would result in or would give grounds for termination of the Asset Purchase, License and Supply Agreement or the Tulane Agreement.

                  (h) The Seller shall have no operations other than as described in the Transaction Documents.

     Section 4.11. EFFORTS TO CONSUMMATE TRANSACTIONS. Subject to the terms and conditions of this Agreement, each of the Seller Parties and the Buyer will use its Commercially Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable law to consummate the transactions contemplated by this Agreement. Each of the Seller Parties and the Buyer agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

     Section 4.12. FURTHER ASSURANCES. After the Closing, the Seller
Parties and the Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary in order to give effect to the transactions contemplated by this Agreement. The Seller Parties shall, upon the written request of the Buyer, record and file, at the Buyer's expense, financing statements (and continuation statements with respect to such financing statements when applicable) with respect to the Purchased Interest meeting the requirements of applicable state law in such manner and in such jurisdictions as are necessary or appropriate to perfect the sale, transfer and conveyance of the Seller Parties' right, title and interest in and to the Royalty Payments to the Buyer.

     Section 4.13. TAXES.

                  (a) All payments under or pursuant to this Agreement shall be made without any deduction or withholding for or on account of any tax unless such deduction or withholding is required by applicable law. Notwithstanding anything to the contrary in the foregoing, the Buyer shall not make any deductions or withholdings for or on account of any tax with respect to payments made by the Buyer under Section 1.2 or Section 1.5.

                  (b) If deduction or withholding for or on account of any tax is required by applicable law from any payment under Section 1.6(a) or
Section 1.6(b) of this Agreement to the Buyer or from any payment under the License Agreement, the sum payable shall (notwithstanding any limitations on payments under Section 1.6(e)) be increased and paid by the Seller Parties as necessary so that after making all required deductions and withholdings, the Buyer receives an amount equal to the amount that it would have received had no such deductions or withholdings been made, provided that no such increase shall be made to the extent the deduction or withholding is (i) a result of (A) the Buyer's assignment of this Agreement or any rights hereunder to any other Person (other than the assignment by Cowen Healthcare Royalty Partners, L.P. to the First Buyer Assignee), or (B) a change by the Buyer or any of its shareholders, members or limited partners of their organizational form or domicile for tax purposes after the date of this Agreement, and (ii) is not caused solely by a Change in Law.

                  (c) The parties shall reasonably cooperate with each other to facilitate compliance with any deduction or withholding obligation contemplated by this Section 4.13 and to obtain any exemption, reduction, refund, credit, recovery, reimbursement or exception available under applicable law from any such deduction or withholding from amounts payable hereunder or the License Agreement, including by providing such certifications or other documentation as may reasonably be necessary.

                  (d) If the Buyer receives a refund or determines in its reasonable discretion that it has realized a credit in respect of amounts previously deducted or withheld from amounts paid hereunder or under the License Agreement, the Buyer shall pay to the Seller Parties such amount to the extent that the Seller Parties made increased payments to the Buyer pursuant to Section 4.13(b). This paragraph shall not be construed as requiring the Buyer to make available its tax returns, or any other information relating to tax that it deems confidential, to the Seller Parties or any other Person.

     Section 4.14. INTELLECTUAL PROPERTY DEVELOPMENT. The Seller Parties shall use Commercially Reasonable Efforts to maintain current Zentaris Patent Rights included in the Intellectual Property and, without any Seller Party being obliged to develop and prosecute new Intellectual Property relating to the Product, where such Intellectual Property is developed, a Seller Party shall seek appropriate protection, including by way of filing patents, with a view to strengthening the Intellectual Property supporting the Product.

     Section 4.15. FINANCIAL CAPACITY. The Seller Parties, taken as a whole, shall have at all times during the term of this Agreement, sufficient funds, from cash and cash equivalents on hand and/or from proceeds of credit facilities available to them on an unrestricted basis, for them to meet their respective obligations hereunder, as such obligations become due, including, without limitation, payment by AZG to Tulane of all royalties under the Tulane Agreement, payments by the Seller to the Suppliers under the Supply Agreements and payment by the Seller to the Buyer upon a Reduction in accordance with
Section 1.6. Without limiting the foregoing, the Parent and AZG shall ensure that the Seller is adequately capitalized at all times to meet its obligations as they become due. The Seller Parties shall deliver to the Buyer each quarter a written certification that the Seller Parties are in compliance with this
Section 4.15.

          Section 4.16.  NO COMPETING PRODUCTS.

                  (a) The Seller Parties each acknowledge and agree that from the Closing until the termination of this Agreement pursuant to Section 6.2 hereof, that each Seller Party shall not take any action that is or would reasonably be considered to be promoting the development, regulatory approval, commercialization or manufacture of a Competitive Product. Without limiting the generality of the foregoing sentence, each Seller Party agrees that it will not, without the prior written consent of the Buyer, share Zentaris Know How with any Person for use in connection with a Competitive Product other than (a) Merck Serono prior to termination of the License Agreement, (b) any Third Party involved in the supply of the Product to a licensee of the Intellectual Property, (c) Tulane to meet the reporting obligations of the Seller Parties under the Tulane Agreement or (d) the other Seller Parties. Notwithstanding the foregoing, nothing shall prohibit the Seller Parties from taking any action in connection with the development, regulatory approval, commercialization or manufacture of any product that is not a Competitive Product. [REDACTED] [Confidential competitive information].

                  (b)    [REDACTED] [Confidential competitive information].

     Section 4.17.    POST-CLOSING SUPPLY COVENANTS.

                  [REDACTED] [Confidential competitive information].

     Section 4.18. INFORMATION RIGHTS.

           (a) At any time, upon the request of the Buyer, the Seller shall provide the Buyer and its Representatives with access to and permit inspection of books and records of the Seller at the principal officers of the Seller, in each case at reasonable times and upon reasonable notice.

           (b) In the event that the Parent or any successor of Parent ceases having a class of securities listed or quoted on the Nasdaq Stock Market or another public exchange or quotation system, then the Seller Parties shall supply the Buyer with copies of its financial statements within three (3) months after the end of each financial year and forty-five (45) calendar days after the end of each financial quarter.

     Section 4.19. PROFIT AND LOSS POOLING AGREEMENT. The Seller Parties agree that AZG and the Seller shall enter into a profit and loss pooling agreement upon terms and conditions set forth in Section 12 of the Asset Purchase, License and Supply Agreement within thirty (30) calendar days after the date of the Closing.

                                    ARTICLE V

                                 INDEMNIFICATION

     Section 5.1. GENERAL INDEMNITY. Subject to Section 5.3 and Section 5.4, from and after the Closing:

           (a) the Other Companies hereby agree to jointly and severally indemnify, defend and hold harmless the Buyer against and in respect of all Losses suffered by the Buyer to the extent resulting from (i) any breach of any of the representations or warranties (in each case, when made) of the Seller Parties in this Agreement, (ii) any breach in any material respect of any of the covenants or agreements of the Seller Parties in this Agreement and (iii) any failure of Tulane to obtain a waiver from the applicable Governmental Entity of the obligations described in Section 8.6 of the Tulane Agreement, including, but not limited to the effect of such failure under the License Agreement; and

           (b) the Buyer hereby agrees to indemnify, defend and hold harmless the Seller Parties against and in respect of all Losses suffered by the Seller to the extent resulting from (i) any breach of any of the representations or warranties (in each case, when made) of the Buyer in this Agreement, (ii) any breach in any material respect of any of the covenants or agreements of the Buyer in this Agreement or (iii) any claim, action, suit or proceeding against the Seller by any Third Party arising out of, or relating to, any action taken or not taken by the Seller at the direction of the Buyer under this Agreement where the Seller is required to act or not to act at the direction of the Buyer (including actions not taken due to the Buyer withholding its consent). For purposes of this Agreement, "third parties" shall, for the avoidance of doubt, include Merck Serono and Merck Serono's Affiliates, Tulane and Tulane's Affiliates, each Supplier and its respective Affiliates and any of the inventors named in the Zentaris Patent Rights and any of their respective successors and assigns.

     Section 5.2. NOTICE OF CLAIMS. If either the Buyer or the Seller (each, an "INDEMNIFIED

PARTY"), has suffered or incurred any Losses for which indemnification may be sought under this ARTICLE V, the Indemnified Party shall so notify the other party from whom indemnification is sought under this ARTICLE V (the "INDEMNIFYING PARTY") promptly in writing describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred. If any claim, action, suit or proceeding is asserted or instituted by or against a Third Party with respect to which an Indemnified Party intends to claim any Loss under this ARTICLE V, such Indemnified Party shall promptly notify the Indemnifying Party of such claim, action, suit or proceeding and tender to the Indemnifying Party the defense of such claim, action, suit or proceeding. A failure by an Indemnified Party to give notice and to tender the defense of such claim, action, suit or proceeding in a timely manner pursuant to this Section 5.2 shall not limit the obligation of the Indemnifying Party under this ARTICLE V, except to the extent such Indemnifying Party is materially prejudiced thereby.

     Section 5.3. TIME FOR CLAIMS. No claim may be made or suit instituted seeking indemnification pursuant to Section 5.1 for any breach of any representation or warranty set forth in Sections 3.1(a), 3.1(b), 3.1(h), 3.2(a), 3.2(b) and 3.2(f), unless a written notice is provided pursuant to Section 5.2 prior to the third anniversary of the Closing Date. For the avoidance of doubt, all other representation and warranties under ARTICLE III shall survive through the full term of this Agreement.

     Section 5.4. LIMITATIONS ON LIABILITY. Subject to the immediately following sentence, no party hereto shall be liable for any consequential, indirect, punitive, special or incidental damages under this ARTICLE V (and no claim for indemnification hereunder shall be asserted) or as a result of any breach or violation of any covenant or agreement of such party (including under this ARTICLE V) in or pursuant to this Agreement or any of the Transaction Documents. Notwithstanding the foregoing, the Buyer shall not be prohibited from recovering lost profits under this ARTICLE V or as a result of any breach or violation of any covenant or agreement of any Seller Party (including under this ARTICLE V) in or pursuant to this Agreement.

     Section 5.5. THIRD PARTY CLAIMS. Upon providing notice to an Indemnifying Party by an Indemnified Party pursuant to Section 5.2 of the commencement of any action, suit or proceeding against such Indemnified Party by a Third Party with respect to which such Indemnified Party intends to claim any Loss under this
ARTICLE V, such Indemnifying Party shall have the right to defend such claim, at such Indemnifying Party's expense and with counsel of its choice reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of such claim, the Indemnified Party agrees, at the reasonable request of the Indemnifying Party, to use Commercially Reasonable Efforts to cooperate in such defense; PROVIDED, HOWEVER, that the Indemnifying Party shall bear the Indemnified Party's reasonable out-of-pocket costs and expenses incurred in connection with such cooperation. So long as the Indemnifying Party is conducting the defense of such claim as provided in this Section 5.4, the Indemnified Party may retain separate co-counsel at its sole cost and expense and may participate in the defense of such claim, and neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any Judgment or enter into any settlement with respect to such claim without the prior written consent of the other, which consent will not be unreasonably withheld, unless such Judgment or settlement (a) provides for the payment by the Indemnifying

Party of money as sole relief (if any) for the claimant (other than customary and reasonable confidentiality obligations relating to such claim, Judgment or settlement), (b) results in the full and general release of the Indemnified Party from all liabilities arising out of, relating to or in connection with such claim and (c) does not involve a finding or admission of any violation of any law, rule, regulation or Judgment, or the rights of any Person, and has no effect on any other claims that may be made against the Indemnified Party. In the event the Indemnifying Party does not or ceases to conduct the defense of such claim as so provided, (i) the Indemnified Party may defend against, and consent to the entry of any Judgment or enter into any settlement with respect to, such claim in any manner it may reasonably deem to be appropriate, (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the reasonable out-of-pocket costs of defending against such claim, including reasonable attorneys' fees and expenses against reasonably detailed invoices, and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer as a result of such claim to the full extent provided in this ARTICLE V.

     Section 5.6. EXCLUSIVE REMEDIES. From and after Closing, the rights of the Buyer pursuant to (and subject to the conditions of) this ARTICLE V or under the Security Documents, and the right to seek specific performance as articulated in
Section 4.1(e), shall be the sole and exclusive remedies of the Buyer and its Affiliates with respect to any claims (whether based in contract, tort or otherwise) resulting from or relating to any breach of the representations, warranties, covenants and agreements made under this Agreement (other than breach of the Seller Parties' obligations under Section 4.1) or any certificate, document or instrument delivered hereunder, and each party hereto hereby waives, to the fullest extent permitted under applicable law, and agrees not to assert after Closing, any other claim or action in respect of any such breach. For the avoidance of doubt, on the occurrence of an Event of Default, the Buyer shall be entitled to exercise all remedies available to it under the Security Documents to compensate the Buyer for the damages (which, pursuant to Section 5.4, may include lost profits) incurred by the Buyer as a result of such Event of Default. Notwithstanding the foregoing, claims for fraud shall not be waived or limited in any way by this ARTICLE V. For the further avoidance of doubt, in no circumstances, absent claims of fraud, shall the Buyer or the Seller Parties be entitled to seek rescission of this Agreement or any of the other Transaction Documents.

                                   ARTICLE VI

                                   TERMINATION

     Section 6.1. GROUNDS FOR TERMINATION PRIOR TO CLOSING. This Agreement may be terminated at any time prior to the Closing:

           (a)    by mutual written agreement of the Buyer and the Seller; or

           (b) by either the Buyer or the Seller upon notice in writing to the other at any time after December 20, 2008 if, by such date, the Closing shall not have been consummated.

     Termination of this Agreement shall not relieve any party of liability in respect of breaches under this Agreement by any party on or prior to termination.

     Section 6.2. AUTOMATIC TERMINATION. Unless terminated prior to the Closing pursuant to Section 6.1, this Agreement shall continue in full force and effect until the later of (a) November 15, 2022 and (b) one-hundred twenty (120) days after such time as Merck Serono (or any other applicable Third Party) is no longer obligated to make any Royalty Payments, at which point this Agreement shall automatically terminate, except with respect to any rights that shall have accrued prior to such termination. Termination of this Agreement shall not relieve any party of liability in respect of breaches under this Agreement by any party on or prior to termination.

     Section 6.3. SURVIVAL. Notwithstanding anything to the contrary in this
ARTICLE VI, the following provisions shall survive termination of this
Agreement: Section 4.1 (Confidentiality); and ARTICLE VII (Miscellaneous).

                                   ARTICLE VII

                                  MISCELLANEOUS

     Section 7.1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

     [Definition Redacted].

     "ACCESS AGREEMENTS" shall have the meaning assigned to such term in Section 3.1(g)(xi).

     "AFFILIATE" means, with respect to any particular Person, any person, firm, corporation or other entity: (a) if at least fifty percent (50%) of the voting stock or other equity interest thereof is owned, directly or indirectly, by that Person; (b) which owns, directly or indirectly, at least fifty percent (50%) of the voting stock or other equity interest of that Person; or (c) if at least fifty percent (50%) of the voting stock or other equity interest thereof is owned, directly or indirectly, by a person, firm, corporation or other entity that owns, directly or indirectly, at least fifty percent (50%) of the voting stock or other equity interest of that Person.

     "AGREEMENT" shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

     "ASSET PURCHASE, LICENSE AND SUPPLY AGREEMENT" means the Asset Purchase, License and Supply Agreement between AZG and the Seller in the form of EXHIBIT A-3 attached hereto.

     "ASSIGNMENT AGREEMENT" means an Assignment Agreement, executed by the Seller in favor of the Buyer, substantially in the form of EXHIBIT F attached hereto.

     "AZG" shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

     [Definition Redacted].

     "BANKRUPTCY LAWS" means, collectively, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws affecting the enforcement of creditors' rights generally.

     "BUSINESS DAY" means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York City are permitted or required by applicable law or regulation to remain closed.

     "BUYER" shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

     "BUYER'S UNFUNDED AMOUNT" shall have the meaning assigned to such term in
Section 1.6(f).

     "CETRORELIX" means a polypeptide molecule with the formula:
Acetyl-D-3-(2'-naphtyl)- alanine-D-4-chlorophenylalanine-D-3-
(3'-pyridyl)-alanine-L-serine-L-tyrosine-D-citruline-Lleucine-L-arginine
-L-proline-D-alanine-amide, and the molecular weight of 1431.06, calculated as the anhydrous free base. The structural formula of the acetate salt is as follows:

[GRAPHIC]

(Ac-D-Nal(2)1-D-Cpa(4)2-D-Pal(3)3-Ser4-Tyr5-D-Cit6-Leu7-Arg8-Pro9-D-Ala10-NH2
X AcOH)

     "CETRORELIX DERIVATIVE" means Cetrorelix and any pharmaceutically acceptable salt, ester, or ether thereof.

     "CETRORELIX PRODUCT REDUCTION" shall have the meaning assigned to such term in Section 1.6(f).

     "CETRORELIX REDUCTION AMOUNT" shall have the meaning assigned to such term in Section 1.6(f).

     "CHANGE IN LAW" means the occurrence, after the date of this Agreement, of:
(a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Entity or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Entity.

     "CLOSING" shall have the meaning assigned to such term in Section 2.1.

     "CLOSING DATE" shall have the meaning assigned to such term in Section 2.1.

     "COLLATERAL" means the property included in the definition of "Collateral" in the Security Agreement or in the definition of "Collateral" in the Pledge Agreement.

     "COMMERCIALLY REASONABLE EFFORTS" means, as it relates to all parties to this Agreement, the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably possible; PROVIDED, HOWEVER, that, in respect of the Seller, such standard of conduct shall be interpreted and applied as if the Seller retained an economic interest in the Purchased Interest equivalent to that which the Seller possessed prior to the Closing; and PROVIDED, further, that no party in making "Commercially Reasonable Efforts" shall be required (a) to take actions that would result in a material adverse change in the benefits to such party of this Agreement or the Transaction Documents, or (b) to dispose of or make any change in its business or then-existing practices, expend any material funds, or incur any other material burden that, in consideration of standards observed by industry or market participants in the industries or markets in which such party operates, would not be prudent.

     "COMPETITIVE PRODUCT" means [REDACTED].

     "CONFIDENTIAL INFORMATION" means, collectively, all information (whether written or oral, or in electronic, recorded or other form) furnished to the Buyer or the Buyer's Representatives by the Seller or any of the Seller's Representatives in connection with this Agreement, including (a) the terms of this Agreement (and any amendments hereto), the Confidential Information Memorandum (and any supplements thereto) and the License Agreement (and any amendments thereto) and (b) any reports, documents or other data concerning or relating in any way to, directly or indirectly, the Seller, any Product, any Zentaris Patent Right or any inventions, devices, improvements, formulations, discoveries, compositions, ingredients, patents, patent applications, know-how, processes, trial results, research, developments or any other intellectual property, trade secrets or information involving or relating in any way to, directly or indirectly, the Seller, any Product or any Zentaris Patent Right.

     "CONFIDENTIAL INFORMATION MEMORANDUM" means that certain Confidential Information Memorandum, dated July 2008, prepared by the Seller with respect to the sale, transfer and conveyance of the Seller's right, title and interest in and to the Royalty Payments, including the appendices thereto and any supplements, amendments or modifications of any of the foregoing.

     "CONSULTATION PERIOD" shall have the meaning assigned to such term in
Section 4.6(a).

     "DEBT" means, with respect to any Person, at any time, without duplication,
(a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services; (c) all non-contingent reimbursement or payment obligations with respect to surety instruments; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person (even though the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property, in which case the amount of the Debt with respect thereto shall be equal to the fair market value of such property); (f) all capital lease obligations; (g) all indebtedness referred to in foregoing clauses (a) through (f) secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided, the amount of such Debt for this purposes of this clause (g) shall be the amount stipulated in any agreement or instrument evidencing such Person's obligation; (h) obligations arising in connection with the transfer of an interest in accounts or notes receivable which transfer constitutes a true sale, including securitizations, and (i) all Guaranty Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (h) above.

     "DISCLOSURE SCHEDULE" means the Disclosure Schedule, dated as of the date hereof, delivered to the Buyer by the Seller concurrently with the execution of this Agreement and attached hereto as Annex A.

     "DISPUTES" shall have the meaning assigned to such term in Section 3.1(g)(xv).

     "EVENT OF DEFAULT" means:

           (a) failure of the Seller Parties to pay, when and as due, any material amounts payable under Sections 1.6 or 4.2(b)of this Agreement (provided that with respect to Section 1.6, no Event of Default shall be deemed to exist if the Seller Parties are reasonably contesting whether the elements for a [REDACTED] shall have occurred);

           (b) failure by the Seller Parties to pay, when and as due, any amounts payable under any other Section of this Agreement (including without limitation Section 4.13) and such failure continues for more than ten (10) Business Days after the earlier of (i) the receipt by AZG of written notice of such failure and (ii) Knowledge of the Seller Parties, or any one of them, of such failure;

           (c) failure by the Seller Parties to perform or comply in any material respect with their obligations under Sections 4.7, 4.8, 4.9, 4.10 or
4.14 of this Agreement and such failure (if capable of being cured) continues for more than twenty (20) calendar days after the earlier of (i) the receipt by AZG of written notice of such failure and (ii) Knowledge of the Seller Parties, or any one of them, of such failure;

           (d) failure by the Seller Parties to perform or comply with their obligations under Sections 4.5, 4.6, 4.15, 4.16 or 4.17 of this Agreement and such failure continues for more than twenty (20) calendar days after the earlier of (i) the receipt by AZG of written notice of such failure and (ii) Knowledge of the Seller Parties, or any one of them, of such failure;

           (e) any representation made by the Seller Parties in Sections 3.1(c), (d), (e), (f), (g), (j) or (k) were untrue on the date of this Agreement or on the date of the Closing in a manner that would be reasonably expected to result in a Material Adverse Effect;

           (f) this Agreement or any Security Document, is repudiated in writing, provided that a good faith reasonable dispute as to a breach of the obligations of the Seller

Parties under this Agreement or any Security Document as alleged by the Buyer shall not constitute a repudiation;

           (g) the Seller is dissolved, liquidated, merged, or ceases to be in existence for any reason;

           (h) if AZG (or a successor to AZG, excluding a successor by way of assignment or sale ) ceases to own, directly or indirectly, 100% of the shares or 100% of the voting rights (STIMMRECHTE) in the Seller;

           (i) the Buyer, through no fault of itself, does not have a first priority security interest in the Intellectual Property owned by the Seller and such first priority security interest is not restored within twenty
 (20) calendar days from receipt by AZG of written notice to such circumstance;

           (j) any bankruptcy, insolvency, reorganization, liquidation, dissolution, or similar proceeding, domestic or foreign, is instituted by or against the Parent, and, if instituted against the Parent, not dismissed or vacated within sixty (60) calendar days after the filing or other institution thereof;

           (k) the Parent fails or is unable to pay its debts generally as they mature, admits in writing its inability to pay its debts generally as they mature, makes a general assignment for the benefit of its creditors, enters into any composition or similar agreement, or suspends the transaction of all or substantially all of its business;

           (l) AZG or the Seller becomes insolvent within the meaning of Sections 17 through 19 of the German Insolvency Code (INSOLVENZORDNUNG); or

           (m) any corporate action, legal proceeding or other procedure is taken in relation to the suspension of payments, winding-up, dissolution, administration or reorganization of any of the Seller Parties.

     For the avoidance of doubt, a [REDACTED] under this Agreement for which the Seller fulfills its obligations under [REDACTED] this Agreement shall not constitute an Event of Default.

     "EXCLUDED PAYMENTS" means any amounts due and payable to the Seller from Merck Serono pursuant to (a) [REDACTED] the License Agreement in respect of Net Sales of Product before October 1, 2008, (b) the first paragraph of [REDACTED] the License Agreement in respect of periods before October 1, 2008 or (c) [REDACTED] the License Agreement. For the avoidance of doubt, the Excluded Payments shall (i) include any payments received by the Seller from Merck Serono under [REDACTED] the License Agreement and the first paragraph of [REDACTED] the License Agreement in respect of the calendar quarter ending September 30, 2008, the latter of which is to be paid to the Seller on or about October 31, 2008 and
(ii) exclude payments received by the Seller or the Buyer from Merck Serono on or after January 1, 2009 under [REDACTED] the License Agreement (regardless of when earned).

     "FIELD" shall have the meaning assigned to such term in the License Agreement.

     "FIRST BUYER ASSIGNEE" shall have the meaning assigned to such term in
Section 7.6.

     "GOVERNMENTAL ENTITY" means any: (a) nation, principality, republic, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or other entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, body or other entity exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

     "GUARANTY OBLIGATION" means, as to any Person, any direct or indirect liability of that Person, whether or not contingent, with or without recourse, without duplication, with respect to any Debt, lease, dividend, letter of credit or other obligation (the "primary obligations") of another Person (the "primary obligor"), including any obligation of that Person (a) to purchase, repurchase or otherwise acquire such primary obligations or any security therefor, (b) to advance or provide funds for the payment or discharge of any such primary obligation, or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the holder of any such primary obligation against loss in respect thereof.

     "HOUSE-MARK" shall have the meaning assigned to such term in the License Agreement.

     "INDEMNIFIED PARTY" shall have the meaning assigned to such term in Section 5.2.

     "INDEMNIFYING PARTY" shall have the meaning assigned to such term in
Section 5.2.

     "INTELLECTUAL PROPERTY" means the Zentaris Patent Rights, Zentaris Know-How and Trademarks.

     "JUDGMENT" means any judgment, order, writ, injunction, citation, award or decree of any nature.

     "KNOWLEDGE OF THE SELLER PARTIES" means, as of the date of the Agreement, the actual knowledge of each of the individuals named on SCHEDULE 7.1, or any one of them, relating to a particular matter and the knowledge of facts of which any of such Persons are reasonably expected to be aware in the prudent exercise of their duties, responsibilities and engagements on behalf of the Seller Parties

     "LICENSE AGREEMENT" means that certain License and Supply Agreement for Cetrotide(R), dated as of June 11, 2003, by and among Merck Serono, AZG and the Parent.

     "LIENS" means any mortgage, deed of trust, pledge, hypothecation, assignment, security interest, lien (whether statutory or otherwise), charge, claim, encumbrance or preference, priority or other security agreement or preferential arrangement held or asserted in respect of any asset of any kind or nature whatsoever including, without limitation, any conditional sale or other title retention agreement, any lease having substantially the same economic effect as any of the foregoing and the filing of, or agreement to give, any financing statement under the UCC.

     "LOSS" means any and all Judgments, damages, losses, claims, costs, liabilities and expenses, including reasonable fees and out-of-pocket expenses of counsel; which Losses shall include, in the case of the Buyer, lost profits and incidental damages.

     "LUMP SUM PAYMENTS" means one hundred percent (100%) of the payments due and payable to the Seller from Merck Serono pursuant to the first paragraph of [REDACTED] the License Agreement in respect of periods commencing on October 1, 2008. For the avoidance of doubt, the Lump Sum Payments shall not include any Excluded Payments.

     "MATERIAL ADVERSE CHANGE" means, with respect to a Seller Party, a material adverse change in the business, operations, assets or financial condition of such Seller Party and its subsidiaries taken as a whole.

     "MATERIAL ADVERSE EFFECT" means (a) the effect of a Material Adverse Change, (b) a material adverse effect on the validity or enforceability of any of the Transaction Documents, (c) a material adverse effect on the right of a Seller Party to perform any of its obligations under any of the Transaction Documents, (d) a material adverse effect on the rights or remedies of the Buyer under any of the Transaction Documents, (e) a material adverse effect on the right of the Buyer to acquire the Purchased Interest or (f) a material adverse effect on the ability of the Seller or Merck Serono to distribute, market and/or sell Products at historic levels.

     "MATERIAL CONTRACT" means, collectively, the License Agreement, the Supply Agreements, the Tulane Agreement and the Asset Purchase, License and Supply Agreement.

     "MERCK SERONO" shall have the meaning assigned to such term in the recitals of this Agreement.

     "MERCK SERONO CONSENT" means the consent of Merck Serono, substantially in the form of EXHIBIT J attached hereto.

     "NET SALES" shall have the meaning assigned to such term in the License Agreement.

     "NET SALES MILESTONE" shall be deemed to have been achieved if cumulative Net Sales during the four (4) consecutive fiscal quarters ending on December 31, 2010 equal or exceed [REDACTED].

     "OTHER COMPANIES" shall mean Parent and all of its direct and indirect subsidiaries except the Seller.

     "PARENT" shall have the meaning assigned to such term in introductory paragraph of this Agreement.

     "PARENT GUARANTEES" means (a) that certain Guaranty by the Parent in favor of the Buyer executed pursuant to this Agreement, substantially in the form of EXHIBIT G-1 attached hereto, and (b) that certain Guaranty by AZG in favor of the Buyer executed pursuant to this Agreement, substantially in the form of EXHIBIT G-2 attached hereto.

     "PERSON" means any individual, firm, corporation, company, partnership, limited liability company, trust, joint venture, association, estate, trust, Governmental Entity or other entity, enterprise, association or organization.

     "PLEDGE AGREEMENT" means that certain Share Pledge Agreement by AZG in favor of the Buyer executed pursuant to this Agreement, substantially in the form of EXHIBIT H attached hereto.

     "PRODUCT" shall have the meaning assigned to such term in the License Agreement.

     "PURCHASED INTEREST" means the right of the Seller to receive the Royalty Payments and to sell, assign and transfer any or all of such Royalty Payments, subject to the terms of the Merck Serono Consent.

     "PURCHASE PRICE" shall have the meaning assigned to such term in
Section 1.2.

     "RECOVERED AMOUNT" shall have the meaning assigned to such term in
Section 1.6(f).

     "RECOVERY" shall have the meaning assigned to such term in Section 1.6(f).

     "REDUCTION" means the occurrence of either (a) a Cetrorelix Product Reduction or (b) a Royalty Payment Reduction.

     "REPRESENTATIVE" means, with respect to any Person, any stockholder, member, partner, manager, director, officer, employee, agent, advisor or other representative (including attorneys, accountants, consultants, scientists, lenders and potential lenders, investors, bankers and financial advisers) of such Person.

     "ROYALTY PAYMENT" means all payments, other than the Excluded Payments, due and payable from Merck Serono to the Seller under the License Agreement, including all Lump Sum Payments and all Variable Royalties, for all periods from and after October 1, 2008.

     [Definition Redacted].

     "ROYALTY REPORT" means the reports deliverable by Merck Serono pursuant to [REDACTED] the License Agreement.

     "SECURITY AGREEMENT" means the Security Assignment of Intellectual Property Rights by and between the Buyer and the Seller providing for, among other things, the grant by the Seller in favor of the Buyer of a valid continuing, perfected lien on and security interest in the Purchased Interest and the other Collateral described therein, which Security Agreement shall be substantially in the form of EXHIBIT I attached hereto.

     "SECURITY DOCUMENTS" means the Pledge Agreement, the Security Agreement and the Parent Guarantees.

     "SELLER" shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

     "SELLER PARTY" shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

     "SELLER'S AGGREGATE RECOVERIES" shall have the meaning assigned to such term in Section 1.6(f).

     "SELLER'S GROSS REDUCTION PAYMENTS" shall have the meaning assigned to such term in Section 1.6(f).

     "SELLER'S NET REDUCTION PAYMENTS" shall have the meaning assigned to such term in Section 1.6(f).

     "SPC" shall mean Supplementary Protection Certificate.

     [Definitions Redacted].

     "SUPPLIER" means a supplier of Product under a Supply Agreement.

     "SUPPLY AGREEMENT" means each supply agreement attached hereto in the form of EXHIBIT A-4.

     [Definition Redacted].

     "TERRITORY" shall have the meaning assigned to such term in the License Agreement.

     "THIRD PARTY" means any Person other than the Buyer or the Seller or their respective Affiliates.

     "TRADEMARK" shall have the meaning assigned to such term in the License Agreement.

     "TRANSACTION DOCUMENT" means each of this Agreement, the Security Agreement, the Parent Guarantees, the Pledge Agreement, the Merck Serono Consent, the Tulane Consent and the Asset Purchase, License and Supply Agreement (together with all schedules, exhibits and amendments hereto and thereto).

     "TULANE" shall mean the Tulane Education Fund, a Louisiana nonprofit corporation.

     "TULANE AGREEMENT" shall mean the License Agreement, dated as of September 17, 2002, among the Seller, ASTA Medica GmbH and the Administrators of the Tulane Education Fund, a Louisiana nonprofit corporation.

     "TULANE CONSENT" means the consent of Tulane, substantially in the form of EXHIBIT K attached hereto.

     "UCC" means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

     "UNITED STATES" means the United States of America.

     "VARIABLE ROYALTY" means one hundred percent (100%) of the payments due and payable to the Seller from Merck Serono pursuant to [REDACTED] the License Agreement and the second paragraph of [REDACTED] the License Agreement in respect of Net Sales of Product from and after October 1, 2008. For the avoidance of doubt, the Variable Royalty shall not include any Excluded Payments.

     "ZENTARIS KNOW-HOW" shall have the meaning assigned to such term in the License Agreement.

     "ZENTARIS PATENT RIGHTS" shall have the meaning assigned to such term in the License Agreement. For the avoidance of doubt, the Zentaris Patent Rights existing as of the date hereof are set forth in SCHEDULE 3.1(g)(i).

     Section 7.2. CERTAIN INTERPRETATIONS. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this
Agreement:

           (a)    "include", "includes" and "including" are not limiting;

           (b) "hereof", "hereto", "herein" and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

           (c) references to a Person are also to its permitted successors and assigns;

           (d) references to an "Article", "Section" or "Exhibit" refer to an Article or Section of, or an Exhibit to, this Agreement, and references to a "Schedule" refer to the corresponding part of the Disclosure Schedule;

           (e) references to "$" or otherwise to dollar amounts refer to the lawful currency of the United States; and

           (f) references to a law include any amendment or modification to such law and any rules and regulations issued thereunder, whether such amendment or modification is made, or issuance of such rules and regulations occurs, before or after the date of this Agreement.

     Section 7.3. HEADINGS. The table of contents and the descriptive headings of the several Articles and Sections of this Agreement and the Exhibits and Schedules are for convenience only, do not constitute a part of this Agreement and shall not control or affect, in any way, the meaning or interpretation of this Agreement.

     Section 7.4. NOTICES. All notices and other communications under this Agreement shall be in writing (including e-mail) and shall be by facsimile, e-mail, courier service or personal delivery to the following addresses, or to such other addresses as shall be designated from time to time by a party hereto in accordance with this Section 7.4:

           If to any Seller Party, to them at:

               Aeterna Zentaris GmbH
               Weismullerstrasse 50, 60314
               Frankfurt, Germany
               [REDACTED]

           with a copy to:

               Aeterna Zentaris Inc.
               Parc-Technologique Blvd.
               Quebec City, Quebec, G1P 4PS
               Canada
               [REDACTED]

           with another copy to:

               Ropes & Gray LLP
               One International Place
               Boston, Massachusetts 02110
               [REDACTED].

           If to the Buyer, to it at:

               Cowen Healthcare Royalty Partners, L.P.
               c/o Cowen Healthcare Royalty GP, LLC
               177 Broad Street
               Suite 1101
               Stamford, CT 06901
               [REDACTED]

           with a copy to:

               McDermott Will & Emery LLP
               227 West Monroe Street
               Chicago, IL 60606-5096
               [REDACTED]

All notices and communications under this Agreement shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent, if sent by facsimile, with an acknowledgement of sending being produced by the sending facsimile machine, (c) when sent, if by e-mail or (d) one (1) Business Day following sending within the United States by overnight delivery via commercial one-day overnight courier service.

     Section 7.5. EXPENSES. Except as otherwise provided herein, all fees, costs and expenses (including any legal, accounting and banking fees) incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses; PROVIDED, that the Other Companies agree to reimburse the Buyer for the Buyer's actual, reasonable and documented out-of-pocket expenses to cover due diligence and other, including legal, expenses associated with the transactions contemplated hereby up to (a) US$1,000,000 in the aggregate if the Closing occurs and (b) US$800,000 if this Agreement is terminated pursuant to Section 6.1; PROVIDED, FURTHER, that if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement and a court of competent jurisdiction issues a final, non-appealable judgment with respect to such matter, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Any notarial fees of the Seller Parties incurred by the notarization of the Transaction Documents and other charges and costs payable in connection with the execution of the Transaction Documents shall be borne by the Other Companies.

     Section 7.6. ASSIGNMENT. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Seller Parties shall not be entitled to assign any of their respective obligations and rights under the Transaction Documents without the consent of the Buyer. Cowen Healthcare Royalty Partners, L.P. may assign without consent of the Seller Parties any or all of its rights under the Transaction Documents, without restriction, to an assignee (the "FIRST BUYER ASSIGNEE"), which assignment, following Closing, shall be deemed a novation of all of Cowen Healthcare Royalty Partners, L.P.'s rights and obligations hereunder except that such novation shall in no event relieve Cowen Healthcare Royalty Partners, L .P. of its obligations pursuant to Section 1.5 or

Section 1.6 herein; PROVIDED, HOWEVER, that the First Buyer Assignee agrees in writing to be bound by the provisions of Section 4.1. Thereafter, the First Buyer Assignee (and its successors and permitted assigns) may assign without consent of the Seller Parties any of their rights under the Transaction Documents without restriction; PROVIDED, HOWEVER, that any such successive assignee agrees in writing to be bound by the provisions of Section 4.1 and that any such assignment shall in no event relieve the applicable assignor of its obligations hereunder. Any purported assignment or transfer that does not comply with the terms of this Section 7.6 shall be void and of no effect.

     Section 7.7. AMENDMENT AND WAIVER.

           (a) This Agreement may be amended, modified or supplemented only in a writing signed by each of the parties hereto. Notwithstanding the foregoing, however, references in this Agreement to specific Articles in the License Agreement shall be deemed to be automatically amended, without any further act, as a result of any amendment to the License Agreement that results in a change in such article or section numbers. Any provision of this Agreement may be waived only in a writing signed by the parties hereto granting such waiver.

           (b) No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No course of dealing between the parties hereto shall be effective to amend, modify, supplement or waive any provision of this Agreement.

     Section 7.8. ENTIRE AGREEMENT. This Agreement, the Exhibits annexed hereto and the Disclosure Schedule constitute the entire understanding between the parties hereto with respect to the subject matter hereof and supersede all other understandings and negotiations with respect thereto; PROVIDED, that the provision captioned "Exclusivity" in the Summary Terms and Conditions dated as of September 26, 2008 entered into among the Buyer, the Parent and AZG, shall survive the signing of this Agreement until the Closing.

     Section 7.9. NO THIRD PARTY BENEFICIARIES. This Agreement is for the sole benefit of the Seller and the Buyer and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder.

     Section 7.10. GOVERNING LAW; SUBMISSION TO JURISDICTION; LANGUAGE.

           (a) This Agreement shall be governed and construed in accordance with the laws of the State of New York, USA, without giving effect to any choice of law provisions thereof; provided, however, that the assignment of the Purchased Interest from the Seller to the Buyer shall be governed and construed in accordance with the laws of Germany.

           (b) Each party hereby submits itself for the purpose of this Agreement and any controversy arising hereunder to the exclusive jurisdiction of the state and federal courts located in the County of New York, State of New York, USA, and any courts of appeal therefrom, and waives any objection on the grounds of lack of jurisdiction (including, without limitation, venue) to the exercise of such jurisdiction over it by any such courts.

           (c) Prior to bringing a legal action against the other party, the parties hereto, or their designees, as the case may be, shall negotiate in good faith to resolve such dispute in a mutually satisfactory manner for up to twenty (20) calendar days. If, after twenty calendar (20) days, such efforts have not resulted in a mutually satisfactory resolution of the dispute, then either party may submit such dispute for non-binding mediation with a Third Party mediator acceptable to both the relevant Seller Party and the Buyer. In the event the dispute has not been resolved at the end of the forty
(40) calendar day period beginning after the initiation of negotiations in accordance with the first sentence of this Section 7.10(c) (or such longer period as agreed to by a managing director of the parties), either party shall be entitled to bring an action in accordance with Section 7.10(a) and (b) above.

           (d) With respect to any claims brought under this Section 7.10, the Buyer and each Seller Party hereby waive any objection that such proceeding be brought under seal to keep such matters confidential.

           (e) This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement, and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

     Section 7.11. SEVERABILITY. If any term or provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any situation in any jurisdiction, then, to the extent that the economic and legal substance of the transactions contemplated hereby is not affected in a manner that is materially adverse to either party hereto, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect and the enforceability and validity of the offending term or provision shall not be affected in any other situation or jurisdiction.

     Section 7.12. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, facsimile or other electronic transmission service shall be considered original executed counterparts, provided receipt of such counterparts is confirmed.

     Section 7.13. INDEPENDENT PARTIES.

           (a) The relationship between the Parent and its subsidiaries, on the one hand, and the Buyer, on the other hand, is solely that of assignor and assignee, and neither the Buyer, on the one hand, nor the Parent and its subsidiaries, on the other hand, has any fiduciary or other special relationship with the other or any of their respective Affiliates.

           (b) No officer or employee of the Buyer will be located at the premises of the Seller or any of its Affiliates. No officer, manager or employee of the Buyer shall engage in any commercial activity with the Seller or any of its Affiliates other than as contemplated herein and in the other Transaction Documents.

           (c) Neither the Seller and its Affiliates on the one hand nor the Buyer and its Affiliates on the other hand shall at any time obligate the other, or impose on the other any obligation, in any manner or respect to any Person not a party hereto.

     Section 7.14. TAX.

           (a) For United States federal, state and local tax purposes, the Buyer and the Seller Parties shall treat the purchase of the Purchased Interest as a sale for United States tax purposes. The parties hereto agree not to take any position that is inconsistent with the provisions of this Section 7.14 on any tax return or in any audit or other administrative or judicial proceeding unless (i) the other party to this Agreement has consented to such actions, or
(ii) the party that contemplates taking such an inconsistent position has been advised by counsel in writing that it is more likely than not (A) that there is no "reasonable basis" (within the meaning of Treasury Regulation
Section 1.6662-3(b)(3)) for the position specified in this Section 7.14 or (B) that taking such a position would otherwise subject the party to penalties under the Internal Revenue Code of 1986, as amended. If a Governmental Entity conducts an inquiry of a Seller Party or the Buyer related to this Section 7.14, the parties hereto shall cooperate with each other in responding to such inquiry in a reasonable manner consistent with this Section 7.14.

           (b) This Agreement is not intended to create a deemed partnership, association or joint venture between the Buyer and any counterparty. Each party agrees not to refer to the other as a "partner" or the relationship as a "partnership" or "joint venture".

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives thereunto duly authorized as of the date first above written.


                                   ZENTARIS IVF GMBH

                                   By:  [signed]
                                       -----------------------------------------
                                       Name: Prof. Dr. Jurgen Engel
                                       Title: Managing Director

                                   By:  [signed]
                                       -----------------------------------------
                                       Name: Matthias Seeber
                                       Title: Managing Director


                                   AETERNA ZENTARIS GMBH

                                   BY:  [signed]
                                       -----------------------------------------
                                       Name: Prof. Dr. Jurgen Engel
                                       Title: Managing Director

                                   BY: [signed]
                                       -----------------------------------------
                                       Name: Matthias Seeber
                                       Title: Managing Director


                                   AETERNA ZENTARIS INC.


                                   BY:  [signed]
                                       -----------------------------------------
                                       Name: Prof. Dr. Jurgen Engel

                                       Title: President and CEO


                                   COWEN HEALTHCARE ROYALTY
                                   PARTNERS, L.P.

                                   By:  [signed]
                                       -----------------------------------------
                                       Name: Todd Davis
                                       Title: Managing Director


                     [SIGNATURE PAGE TO PURCHASE AGREEMENT]

                                   EXHIBIT A-1

                                LICENSE AGREEMENT

 [Redacted - Subject to confidentiality restrictions]

                                   EXHIBIT A-2

                                TULANE AGREEMENT

 [Redacted - Subject to confidentiality restrictions]

                                   EXHIBIT A-3

             [FORM OF] ASSET PURCHASE, LICENSE AND SUPPLY AGREEMENT

[Redacted - Subject to confidentiality restrictions]

                                   EXHIBIT A-4

                                SUPPLY AGREEMENTS

[Redacted - Subject to confidentiality restrictions]

                                    EXHIBIT B

                                 ROYALTY REPORTS

[Redacted - Subject to confidentiality restrictions]

                                    EXHIBIT C

                              FORM OF PRESS RELEASE

[Issued by Aeterna Zentaris Inc. on November 12, 2008]

                                   EXHIBIT D-1

                FORM OF TRANSACTIONAL OPINION OF ROPES & GRAY LLP

[Redacted - Subject to confidentiality restrictions]

                                   EXHIBIT D-2

              FORM OF TRANSACTIONAL OPINION OF BAKER & MCKENZIE LLP

[Redacted - Subject to confidentiality restrictions]

                                   EXHIBIT D-3

               FORM OF TRANSACTIONAL OPINION OF OGILVY RENAULT LLP

[Redacted - Subject to confidentiality restrictions]

                                    EXHIBIT E

            FORM OF OPINION OF GUNTER NAUWALD (SELLER IP CONSULTANT)

[Redacted - Subject to confidentiality restrictions]

                                    EXHIBIT F

                          FORM OF ASSIGNEMENT AGREEMENT

                              ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (the "AGREEMENT") is dated [November] [-], 2008 and entered into between:

(1) ZENTARIS IVF GMBH, a limited liability company established and existing under the laws of Germany whose registered office is at Weissmullerstra[BETA]e 50, 60314 Frankfurt am Main, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under register number HRB 83881 (the "ASSIGNOR"); and

(2) CETRO INVESTORS, L.P., a limited partnership established and existing under the laws of Delaware, USA, whose registered office is at 177 Broad Street, Suite 1101, Stamford, CT 06901, (the "ASSIGNEE").

Each of Assignor and Assignee are hereinafter referred to as a "PARTY" and collectively as "PARTIES".

RECITALS:

A. AETERNA ZENTARIS GMBH a limited liability company established and existing under the laws of Germany whose registered office is at the Weismullerstra[BETA]e 50, 60314 Frankfurt am Main, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under register number HRB 56000 ("AZG") is the parent company of the Assignor.

B. Prior to its assignment to the Assignor, pursuant to a license and supply agreement for Cetrotide, dated as of June 11, 2003, by and among Ares Trading S.A., a corporation organized under the laws of Switzerland with principal offices at Chateau de Vaumarcus, Switzerland ("MERCK SERONO"), AZG (as successor in interest to Zentaris GmbH), Aeterna Zentaris Inc. (as successor in interest to Aeterna Laboratories Inc.), a corporation organized under the laws of Canada with principal offices at Parc-Technologique Blvd., Quebec, Quebec G1P 4PS Canada (the "PARENT"), and ASTA Medica GmbH (as successor in interest to ASTA Medica AG), a corporation organized under the laws of Germany with principal offices at An der Pikardie 10, D-01277 Dresden, Germany (the "LICENSE AGREEMENT"), AZG, the successor in interest to Zentaris GmbH, granted to Merck Serono, an exclusive license to market, distribute, sell and, in certain circumstances, manufacture, Products, including the Product identified as Cetrotide(R) in the Field and in the Territory, under the Assignor's rights in and to the Intellectual Property, including the Zentaris Patent Rights and the Zentaris Know-How, and an exclusive license to use the Trademark and the House-mark in connection therewith. Merck Serono has agreed to make certain Lump Sum Payments to the Assignor each calendar year up to and including the calendar year ending December 31, 2010 and to pay the Assignor certain Variable Royalties during the term of the License Agreement.

C. The Assignor, AZG, the Parent and Cowen Healthcare Royalty Partners, L.P., a limited partnership established and existing under the laws of Delaware, USA, whose registered office is at 177 Broad Street, Suite 1101, Stamford, CT 06901 (the "BUYER"), have entered into a Purchase Agreement dated [November] [-], 2008 (as amended, restated, supplemented, renewed or otherwise modified from time to time, the "PURCHASE AGREEMENT"), pursuant to which the Assignor has undertaken to assign, sell, transfer and convey to the Assignee (as designee of the Buyer) all of the Assignor's right, title and interest in and to the Purchased Interest as defined in the Purchase Agreement and upon the terms and subject to the conditions set forth in the Purchase Agreement.

D. By declaration of [November] [-], 2008, a copy of which is attached hereto as EXHIBIT D1, the Buyer has assigned its rights under the Purchase Agreement to the Assignee pursuant to Section 7.6 of the Purchase Agreement and Assignee accepted such assignment by declaration attached hereto as EXHIBIT D2.

E. The execution of this Agreement is a condition precedent for the Closing of the Purchase Agreement.

IT IS AGREED AS FOLLOWS:

1. The Assignor hereby assigns (TRITT AB), transfers and conveys the Purchased Interest to Assignee.

2.   The Assignee accepts such assignment, transfer and conveyance.

3. The Purchased Interest shall pass over to the Assignee on the date this Agreement becomes valid pursuant to Section 9 below.

4. Insofar as additional declarations or actions are reasonably necessary for the perfection of the assignment, transfer and conveyance hereunder, the Assignor and the Assignee shall, at the request of the respective other Party, promptly make such declarations or undertake such actions.

5. In case the Assignor receives any kind of cheques (SCHECKS), bills of exchange (WECHSEL), notes or commercial papers for the settlement of the assigned Purchased Interest, the Assignor herewith assigns and transfers all rights and claims in respect of such cheques, bills of exchange, notes and commercial papers to the Assignee. The Assignee accepts such assignment and transfer.

6. No delay or omission of the Assignee or the Assignor in exercising any right, power or privilege under this Agreement shall impair or be construed as a waiver of such right, power or privilege nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

7. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof (apart from the Transaction Documents). Any supplements or amendments to this Agreement, as well as any declarations to be made hereunder, shall be valid only if made in writing, or if required by law, in due notarial form. This shall also apply to any change to, or cancellation of, this provision.

8. This Agreement or any right or obligation hereunder may not be transferred or assigned by the Assignor without the prior written consent of the Assignee. The Assignee may assign any of its rights under this Agreement subject to Section 7.6 of the Purchase Agreement.

9. This Agreement is concluded under the conditions precedent (AUFSCHIEBENDE BEDINGUNGEN) that (i) the Asset Purchase Agreement is executed and (ii) the purchase price is paid pursuant to Section 2.3 (c) of the Purchase Agreement. The Assignor shall immediately after receipt of the Purchase Price by the Assignor, submit to Assignee a written notification confirming the receipt of the Purchase Price pursuant to Section 2.3 (c) the Purchase Agreement.

10. Immediately after this Agreement becoming valid pursuant to Section 9 above, the Assignor shall notify Merck Serono of the assignment completed by this Agreement. In case the Assignee does not receive a copy of the notice to Merck Serono from the Assignor within two (2) weeks after this Agreement becoming valid, Assignor hereby authorizes Assignee to notify Merck Serono on behalf of the Assignor.

11. Capitalized terms used in this Agreement shall have the same meaning ascribed to them in the Purchase Agreement unless defined otherwise in this Agreement. Where a German term has been added in parenthesis after an English term, only such German term shall be decisive for the interpretation of the relevant English term whenever such English term is used in this Agreement.

12. This Agreement shall be governed by and construed in accordance with German law.

13. The Courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.

14. Should a provision of this Agreement or a provision included in this Agreement at a later point in time be or become invalid or null and void as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void provision is replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered such issue at the time of conclusion of this Agreement.

IN WITNESS hereof the Assignor and the Assignee have executed this Agreement on the date first before written.


ZENTARIS IVF GMBH

as Assignor


By:
       ----------------------------------

Name   Prof. Dr. Jurgen Engel

Title: Managing Director with authority to represent the company jointly with another managing director (GESAMTVERTRETUNGSBERECHTIGTER GESCHAFTSFUHRER)


And


By:
       ----------------------------------

Name   Matthias Seeber

Title: Managing Director with authority to represent the company jointly with another managing director (GESAMTVERTRETUNGSBERECHTIGTER GESCHAFTSFUHRER)


CETRO INVESTORS, L.P.

as Assignee

represented by its general partner

COWEN HEALTHCARE ROYALTY GP, LLC

By:
       ----------------------------------

Name   Todd C. Davis

Title: Officer with individual power of representation

                                  EXHIBIT G-1

                         FORM OF PARENT GARANTY (PARENT)

                                                                  EXECUTION COPY

                                 PARENT GUARANTY

     This PARENT GUARANTY, dated as of December    , 2008 (as amended, restated
or otherwise modified from time to time, being hereinafter referred to as this "GUARANTY"), is made by AETERNA ZENTARIS INC., a Canadian corporation with principal offices at Parc-Technologique Blvd., Quebec City, Quebec, G1P 4PS Canada ("PARENT"), in favor of CETRO INVESTORS L.P., a Delaware limited partnership (the "BUYER").

                                   WITNESSETH:

     WHEREAS, AETERNA ZENTARIS GMBH, a limited liability company organized under the laws of Germany with principal offices at Weismullerstrasse 50, 60314 Frankfurt, Germany, ZENTARIS IVF GMBH, a limited liability company, organized under the laws of the Germany with principal offices at Weismullerstrasse 50, 60314 Frankfurt, Germany (the "SELLER"), Parent and the Buyer have entered into a Purchase Agreement, dated as of November 11, 2008 (as hereafter amended, restated, supplemented, renewed or otherwise modified, the "PURCHASE AGREEMENT"), pursuant to which, among other things, at the Closing, the Buyer will purchase and acquire from the Seller the Lump Sum Payments and Variable Royalties, each as payable to the Seller by Merck Serono under the License Agreement, and the Seller will sell, transfer and convey to the Buyer the right to receive Royalty Payments and certain other rights of the Seller under the License Agreement, upon the terms and subject to the conditions set forth in the Purchase Agreement;

     WHEREAS, pursuant to the Purchase Agreement, the Parent is required to execute and deliver to the Buyer a guaranty guaranteeing all obligations of the Seller under the Purchase Agreement; and

     WHEREAS, Parent has determined that its execution, delivery and performance of this Guaranty directly benefit, and are within the corporate purposes and in the best interests of, the Parent.

     NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to enter into the Purchase Agreement, Parent hereby agrees with the Buyer as follows:

               SECTION 1. PURCHASE AGREEMENT. Reference is hereby made to the Purchase Agreement for a statement of the terms thereof.

               SECTION 2. GUARANTY. Parent hereby unconditionally and irrevocably guarantees the punctual payment and performance, as and when due and payable or to be performed, by stated maturity or otherwise, of all obligations of the Seller under the Purchase Agreement from time to time owing by it, whether for principal, interest (including, without limitation, all interest that accrues after the commencement of any bankruptcy event, whether or not a claim for post-filing interest is allowed in such proceeding), fees, commissions, expense reimbursements, indemnifications or otherwise (such obligations, to the extent not paid by the Seller, being the "GUARANTEED OBLIGATIONS"). Without limiting the generality of the foregoing, Parent's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Seller to the Buyer under any Transaction Document but for the fact that they are unenforceable or not allowable due to the existence of any bankruptcy event.

               SECTION 3. GUARANTY ABSOLUTE; CONTINUING GUARANTY; ASSIGNMENTS.

           (a) Parent guarantees that the obligations of the Seller under the Purchase Agreement (including, without limitation, all payment obligations) will be performed in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of Parent under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against Parent to enforce such obligations, irrespective of whether any action is brought against the Seller or whether the Seller is joined in any such action or actions. The liability of Parent under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and Parent hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

                  (i) any lack of validity or enforceability of any Transaction Document or any agreement or instrument relating thereto;

                  (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document;

                  (iii) any taking, exchange, release or non-perfection of any collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

                  (iv) any change, restructuring or termination of the corporate structure or existence of the Seller; or

                  (v) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any other guarantor or surety (excluding, for the avoidance of doubt, any such defense which would constitute a defense which could be successfully maintained by the Seller) .).

Notwithstanding any other provision of this Guaranty (i) Parent shall not have any obligation to pay or perform any Guaranteed Obligation that arises from any increase in or modification to the Guaranteed Obligations in effect as of the date of the realization by Pledgee (as defined in that certain Share Pledge
Agreement, dated December    , by and between AZG and the Buyer (the "PLEDGE
AGREEMENT")) of the Pledged Shares (as defined in the Pledge Agreement) pursuant to Section 7 of the Pledge Agreement and (ii), in any claim for payment or performance of the Guaranteed Obligations, Parent shall be entitled to assert any defenses that would be available to the Seller if the Seller were the party against which the claim for payment or performance was brought to the same extent as if Parent were the primary obligor with respect to such claim.

With respect any Guaranteed Obligation for which Parent is also a primary obligor, Parent will not be deemed to waive hereunder any defense which Parent may have as the primary obligor with respect to such obligation

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of the Seller or otherwise, all as though such payment had not been made.

          (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the cash payment in full of the Guaranteed Obligations (other than indemnification obligations as to which no claim has been made) and all other amounts payable under this Guaranty and the performance in full of all non-payment Guaranteed Obligations, (ii) be binding upon Parent, its successors and assigns and (iii) inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing clause (iii), the Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under any Transaction Document to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Buyer herein or otherwise, in each case as provided in the Purchase Agreement.

               SECTION 4. WAIVERS. Parent hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against the Seller or any other Person or any collateral. Parent acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this Section 4 is knowingly made in contemplation of such benefits. Parent hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

               SECTION 5. SUBROGATION. Parent may not exercise any rights that it may now or hereafter acquire against the Seller or any other guarantor that arise from the existence, payment, performance or enforcement of Parent's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against the Seller or any other guarantor or any collateral under the Security Documents, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Seller, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been indefeasibly paid in full in cash. For the avoidance of doubt, the payment or performance by the Seller of any of its obligations that are Guaranteed Obligations shall not be deemed to be amounts paid to or for the benefit of Parent or be in violation of the immediately preceding sentence. If any amount shall be paid to Parent in violation of the first sentence of this Section 5 at any time prior to the indefeasible payment in full, in cash, of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be held in trust for the benefit of the Buyer and shall forthwith be paid to the Buyer to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Purchase Agreement, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If
(a) Parent shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall be indefeasibly paid in full in cash and performance in full of all non-payment Guaranteed Obligations, the Buyer will, at Parent's request and expense, execute and deliver to Parent appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to Parent of an interest in the Guaranteed Obligations resulting from such payment by Parent.

               SECTION 6. REPRESENTATIONS, WARRANTIES AND COVENANTS.
Parent hereby represents and warrants that Parent (a) has read and understands the terms and conditions of the Purchase Agreement and the other Transaction Documents and (b) now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Seller, and has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Seller that may come under the control of the Buyer.

               SECTION 7. TAXES. All payments made by Parent hereunder shall be made in accordance with Section 4.13 of the Purchase Agreement.

               SECTION 8. TERMINATION AND RELEASE.

           (a) This Guaranty shall (i) remain in full force and effect until the indefeasible payment and performance in full of the Guaranteed Obligations, (ii) be binding upon the Seller and its respective successors and assigns, and (iii) inure, together with the rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its successors, transferees and assigns.

           (b) Upon the occurrence of payment and performance in full of all Guaranteed Obligations, the obligations of Parent hereunder shall terminate. Upon any such termination the Buyer will, at the Seller's expense, execute and deliver to the Seller and authorize the Seller to file or record such documents as the Seller shall reasonably request or deem appropriate to evidence such termination.

               SECTION 9. CERTAIN INTERPRETATIONS. Except where expressly stated otherwise in this Guaranty, the following rules of interpretation apply to this
Guaranty:

           (a)    "include", "includes" and "including" are not limiting;

           (b) "hereof", "hereto", "herein" and "hereunder" and words of similar import when used in this Guaranty refer to this Guaranty as a whole and not to any particular provision of this Guaranty;

           (c) references to a Person are also to its permitted successors and assigns;

           (d) references to an "Article", "Section" or "Exhibit" refer to an Article or Section of, or an Exhibit to, this Guaranty;

           (e) references to "$" or otherwise to dollar amounts refer to the lawful currency of the United States; and

           (f) references to a law include any amendment or modification to such law and any rules and regulations issued thereunder, whether such amendment or modification is made, or issuance of such rules and regulations occurs, before or after the date of this Guaranty.

               SECTION 10. HEADINGS. The table of contents and the descriptive headings of the Sections of this Guaranty and the Exhibits and Schedules are for convenience only, do not constitute a part of this Guaranty and shall not control or affect, in any way, the meaning or interpretation of this Guaranty.

               SECTION 11. NOTICES. All notices and other communications under this Guaranty shall be in writing (including e-mail) and shall be by facsimile, e-mail, courier service or personal delivery to the following addresses, or to such other addresses as shall be designated from time to time by a party hereto in accordance with this Section 11:

           If to the Seller, to them at:

               Aeterna Zentaris GmbH
               Weismullerstrasse 50, 60314
               Frankfurt, Germany
               [REDACTED]

           with a copy to:

               Aeterna Zentaris Inc.
               Parc-Technologique Blvd.
               Quebec City, Quebec, G1P 4PS
               Canada
               [REDACTED]

           with another copy to:

               Ropes & Gray LLP
               One International Place
               Boston, Massachusetts 02110
               [REDACTED]

           If to the Buyer, to it at:

               Cowen Healthcare Royalty Partners, L.P.
               c/o Cowen Healthcare Royalty GP, LLC
               177 Broad Street
               Suite 1101
               Stamford, CT 06901
               [REDACTED]
          with a copy to:

               McDermott Will & Emery LLP
               227 West Monroe Street
               Chicago, IL 60606-5096
               [REDACTED]

All notices and communications under this Guaranty shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent, if sent by facsimile, with an acknowledgement of sending being produced by the sending facsimile machine, (c) when sent, if by e-mail or (d) one (1) Business Day following sending within the United States by overnight delivery via commercial one-day overnight courier service.

               SECTION 12. EXPENSES. In the event that any action at law or in equity is necessary to enforce or interpret the terms of this Guaranty and a court of competent jurisdiction issues a final, non-appealable judgment with respect to such matter, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

               SECTION 13. ASSIGNMENT. The provisions of this Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The Seller shall not be entitled to assign any of its obligations and rights under the Transaction Documents. In connection with any assignment by the Buyer of its obligations or rights under the Purchase Agreement, Buyer may assign, without consent of the Seller, any of its rights under this Guaranty without restriction.

               SECTION 14. AMENDMENT AND WAIVER.

           (a) This Guaranty may be amended, modified or supplemented only in a writing signed by each of the parties hereto. Notwithstanding the foregoing, however, references in this Guaranty to specific sections in the Purchase Agreement or Pledge Agreement shall be deemed to be automatically amended, without any further act, as a result of any amendment to the Purchase Agreement or Pledge Agreement, as the case may be, that results in a change in such section numbers. Any provision of this Guaranty may be waived only in a writing signed by the parties hereto granting such waiver.

           (b) No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No course of dealing between the parties hereto shall be effective to amend, modify, supplement or waive any provision of this Guaranty.

               SECTION 15. ENTIRE AGREEMENT. This Guaranty constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all other understandings and negotiations with respect thereto

               SECTION 16. NO THIRD PARTY BENEFICIARIES. This Guaranty is for the sole benefit of the Seller and the Buyer and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder.

               SECTION 17. GOVERNING LAW; SUBMISSION TO JURISDICTION; LANGUAGE.

           (a) This Guaranty shall be governed and construed in accordance with the laws of the State of New York, USA, without giving effect to any choice of law provisions thereof.

           (b) Each party hereby submits itself for the purpose of this Guaranty and any controversy arising hereunder to the exclusive jurisdiction of the state and federal courts located in the County of New York, State of New York, USA, and any courts of appeal therefrom, and waives any objection on the grounds of lack of jurisdiction (including, without limitation, venue) to the exercise of such jurisdiction over it by any such courts.

           (c) Prior to bringing a legal action against the other party, the parties hereto, or their designees, as the case may be, shall negotiate in good faith to resolve such dispute in a mutually satisfactory manner for up to twenty
(20) calendar days. If, after twenty calendar (20) days, such efforts have not resulted in a mutually satisfactory resolution of the dispute, then either party may submit such dispute for non-binding mediation with a Third Party mediator acceptable to both the relevant Parent and the Buyer. In the event the dispute has not been resolved at the end of the forty (40) calendar day period beginning after the initiation of negotiations in accordance with the first sentence of this Section 17(c) (or such longer period as agreed to by a managing director of the parties), either party shall be entitled to bring an action in accordance with Section 17(a) and (b) above.

           (d) With respect to any claims brought under this Section 17, the Buyer and Parent hereby waive any objection that such proceeding be brought under seal to keep such matters confidential.

           (e) This Guaranty is written and executed in the English language. Any translation into any other language shall not be an official version of this Guaranty, and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

               SECTION 18. SEVERABILITY. If any term or provision of this Guaranty shall for any reason be held to be invalid, illegal or unenforceable in any situation in any jurisdiction, then, to the extent that the economic and legal substance of the transactions contemplated hereby is not affected in a manner that is materially adverse to either party hereto, all other terms and provisions of this Guaranty shall nevertheless remain in full force and effect and the enforceability and validity of the offending term or provision shall not be affected in any other situation or jurisdiction.

               SECTION 19. COUNTERPARTS. This Guaranty may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, facsimile or other electronic transmission service shall be considered original executed counterparts, provided receipt of such counterparts is confirmed.

               SECTION 20. INDEPENDENT PARTIES.

           (a) The relationship between the Parent and its subsidiaries, on the one hand, and the Buyer, on the other hand, is solely that of assignor and assignee, and neither the Buyer, on the one hand, nor the Parent and its subsidiaries, on the other hand, has any fiduciary or other special relationship with the other or any of their respective Affiliates.

           (b) No officer or employee of the Buyer will be located at the premises of the Seller or any of its Affiliates. No officer, manager or employee of the Buyer shall engage in any commercial activity with the Seller or any of its Affiliates other than as contemplated herein and in the other Transaction Documents.

           (c) Neither the Seller and its Affiliates on the one hand nor the Buyer and its Affiliates on the other hand shall at any time obligate the other, or impose on the other any obligation, in any manner or respect to any Person not a party hereto.

                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, Parent has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.


                                       AETERNA ZENTARIS INC.


                                       By:
                                          --------------------------------------
                                       Name:
                                       Title:


                        SIGNATURE PAGE TO PARENT GUARANTY

                                   EXHIBIT G-2

                          FORM OF PARENT GARANTY (AZG)

                                                                  Execution Copy

                            PARENT COMPANY GUARANTEE

THIS GUARANTEE (the "GUARANTEE") is dated December    , 2008 and entered into
between:

(1) AETERNA ZENTARIS GMBH, a limited liability company established and existing under the laws of Germany whose business address is at WeismullerstraBe 50, 60314 Frankfurt am Main, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under register number HRB 56000 (the "GUARANTOR"); and

(2) CETRO INVESTORS, L.P., a limited partnership established and existing under the laws of the State of Delaware whose registered office is at 177 Broad Street, Suite 1101, Stamford, CT 06901 as assignee of Cowen Healthcare Royalty Partners, L.P. (the "BENEFICIARY").

Each of Guarantor and the Beneficiary are hereinafter referred to as a "PARTY" and collectively as "PARTIES".

RECITALS:

(A) The Guarantor is the parent company of Zentaris IVF GmbH, a limited liability company established and existing under the laws of Germany whose business address is at WeismullerstraBe 50, 60314 Frankfurt am Main, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under register number HRB 83881 (the "SELLER").

(B) Pursuant to a purchase agreement dated November 11, 2008 (as hereafter amended, restated, supplemented, renewed or otherwise modified, the "PURCHASE AGREEMENT") by and among the Seller, the Guarantor, AEterna Zentaris Inc., a corporation organized under the laws of Canada with principal offices at Parc-Technologique Blvd., Quebec, Quebec GIP 4PS Canada (the "PARENT") and Cowen Healthcare Royalty Partners, L.P., a limited partnership established and existing under the laws of Delaware, USA, whose registered office is at 177 Broad Street, Suite 1101, Stamford CT 06901 (the "BUYER"), the Buyer will purchase and acquire from the Seller Lump Sum Payments and Variable Royalties, each as payable to the Seller by Ares Trading S.A., a corporation organized under the laws of Switzerland with principal offices at Chateau de Vaumarcus, Switzerland ("MERCK SERONO") under that certain license and supply agreement for Cetrotide, dated as of June 11, 2003, by and among Merck Serono, the Guarantor (as successor in interest to Zentaris GmbH), the Parent (as successor in interest to Aeterna Laboratories Inc.), and ASTA Medica GmbH (as successor in interest to ASTA Medica AG), a corporation organized under the laws of Germany with principal offices at An der Pikardie 10, D-01277 Dresden, Germany (the "LICENSE AGREEMENT"), and the Seller will sell, transfer and convey to the Buyer the right to receive the payments of the Seller under the License Agreement, upon the terms and subject to the conditions set forth in the Purchase Agreement.

(C) This Guarantee by the Guarantor is as condition precedent for the Buyer to close the Purchase Agreement with the Seller.

(D) On or about the date of this Guarantee, the Buyer assigned all its rights under the Purchase Agreement to the Beneficiary.

IT IS AGREED AS FOLLOWS:

1. The Guarantor hereby irrevocably and unconditionally guarantees to the Beneficiary by way of an independent guarantee (SELBSTANDIGES GARANTIEVERSPRECHEN) within the meaning of Section 311 German Civil Code (BURGERLICHES GESETZBUCH - BGB) the due and punctual performance of all the Seller's obligations out of or in connection with the Purchase Agreement and the other Transaction Documents, when and if such obligations become due and - in case of payment obligations - payable according to the terms of the Purchase Agreement (the "SECURED OBLIGATIONS").

2. The Guarantor agrees to procure the fulfilment of ALL Seller's obligations out of or in connection with the Transaction Documents and to indemnify the Beneficiary upon written demand (AUF SCHRIFILICHES ANFORDERN) against all losses, damage, costs and/or expenses which the Beneficiary may incur by reason of any breach by the Seller of its obligations, warranties, duties and/or undertakings under and pursuant to the Transaction Documents and/or by reason of an insolvency of the Seller. For the avoidance of doubt, this Guarantee shall not be construed as imposing greater obligations or liabilities on the Guarantor than are imposed on the Seller under the other Transaction Documents.

3. The Guarantor agrees that it shall not in any way be released from liability under this Guarantee by any act, omission, matter or other thing by which the Guarantor would or might be released in whole or in part from liability under this Guarantee, other than by any arrangement made between the Seller and/or Guarantor and the Buyer or its assignee or any concession granted by the Buyer or its assignee to the Seller and/or Guarantor or any alteration in the obligations undertaken by the Seller, or any waiver by the Buyer or its assignee whether as to payment, time, performance or otherwise (including any extension of time for performance of the Seller's obligations under the Purchase Agreement).

4. The Guarantor hereby authorises the Seller and the Buyer or the Beneficiary as its assignee to make any amendment or supplement to the Purchase Agreement or to the scope of the royalties sold thereunder, the due and punctual performance of which amendment or supplement shall be likewise guaranteed by the Guarantor in accordance with the terms of this Guarantee.

5. The Buyer or the Beneficiary as its assignee shall be entitled to decide on the order of which of the security rights granted for the Secured Obligations by the Guarantor shall be realized to satisfy the Secured Obligations.

6. The Guarantor hereby irrevocably waives (i) its right to require the Beneficiary to proceed against the Seller within the meaning of Section 771 German Civil Code (EINREDE DER VORAUSKLAGE), except for the case of a Royalty Rate Reduction under the Purchase Agreement, (ii) its defence based on revocation (EINREDE DER ANFECHTBARKEIT) and (iii) its defence based on set-off (EINREDE DER AUFRECHENBARKEIT).

7. This Guarantee is enforceable upon written demand (AUF SCHRIFTLICHES ANFORDERN) on a date falling one (1) week after an Event of Default under the Purchase Agreement upon which the Buyer or Cetro as its assignee had delivered written notice of default to the Seller declaring any payment amounts due and payable or performance obligations outstanding.

8. This Guarantee is a continuing guarantee and, accordingly, shall remain in full force and effect (notwithstanding any intermediate satisfaction by the Seller, the Guarantor or any other person) until all payment obligations, warranties, duties and undertakings now or hereunder to be carried out or performed by the Seller under the Purchase Agreement shall have been indefeasibly satisfied and performed in full.

9. Until all amounts which may be or become payable under the Purchase Agreement or this Guarantee have been irrevocably paid in full, and all other obligations thereunder or hereunder have been fully performed and discharged, the Guarantor shall not as a result of this Guarantee or any payment or performance under this Guarantee be subrogated to any right or security of the Beneficiary or claim or prove in competition with the Beneficiary against the Seller.

10. The Guarantor shall not transfer the share in the Seller (or parts thereof) to third parties and shall procure that, during the term of this Guarantee, there shall be no change in the control of the Seller. There is a change in the control of the Seller for the purposes of this Guarantee whenever any person has control of the Seller who did not have control of the Seller when the Purchase Agreement was executed and the change in control has taken place without the prior consent of the Buyer or its assignee.

11. Subject to Section 4.13 (b) of the Purchase Agreement, each payment to be made by the Guarantor under this Guarantee shall be made free and clear of all deductions or withholdings of any kind, except for those required by law.

12. The Guarantor will reimburse the Beneficiary for all reasonable legal and other costs incurred by the Beneficiary in connection with the enforcement of this Guarantee.

13. The Guarantor hereby represents and warrants (GARANTIERT) by way of an independent guarantee (SELBSTDNDIGES GARANTIEVERSPRECHEN) within the meaning of Section 311 of the German Civil Code to the Beneficiary:

     a) that it is duly incorporated limited liability company and validly existing under the laws of Germany;

     b) that at the date hereof and as at the date of Closing of the Purchase Agreement no insolvency or similar proceedings have been, or are threatened to be, brought with respect to the assets of the Guarantor and there are no circumstances that would require or justify the bringing of or application for such proceedings; the Guarantor is at the date hereof and as at the date of Closing of the Purchase Agreement neither illiquid nor over-indebted;

     c) that it has full power under its articles of association to enter into this Guarantee;

     d) that it has full power to perform the obligations expressed to be assumed by it or contemplated by this Guarantee;

     e)   that it has been duly authorised to enter into this Guarantee; and

     f) that it has taken all necessary corporate action to authorise the execution, delivery and performance of this Guarantee.

14. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. The Guarantor shall not be entitled to assign any of its respective obligations and rights under this Agreement without the consent of the Beneficiary. The Beneficiary may assign without consent of the Guarantor any of its rights under this Agreement without restriction.

15. All notices and other communications under this Guarantee shall be in writing (including e-mail) and shall be by facsimile, e-mail, courier service or personal delivery to the following addresses or to such other addresses as shall be designated from time to time by a party hereto in accordance with the Purchase Agreement:

     If to Guarantor:

     AEterna Zentaris GmbH
     WeismullIerstrasse 50
     60314 Frankfurt
     Germany
     Attention:
     Facsimile:
     Email:

     with a copy to:

     Baker & McKenzie
     Theatinerstrasse 23
     80333 Munchen
     Germany
     Attention:
     Facsimile:
     Email:

     with another copy to:

     Ropes & Gray LLP
     One International Place
     Boston, Massachusetts 02110
     Attention:
     Facsimile:
     Email:

     If to the Beneficiary:

     Cetro Investors, L.P.
     c/o Cowen Healthcare Royalty GP, LLC
     177 Broad Street
     Suite 1101
     Stamford, CT 06901
     Attention:
     Facsimile:
     Email:

     with a copy to:

     McDermott Will & Emery LLP
     227 West Monroe Street
     Chicago, IL 60606-5096
     Attention:
     Facsimile:
     Email:

     All notices and communications under this Agreement shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent, if sent by facsimile, with an acknowledgement of sending being produced by the sending facsimile machine, (c) when sent, if by e-mail or
     (d) one (1) Business Day following sending within the United States by overnight delivery via commercial one-day overnight courier service.

16. This Guarantee may be amended, modified or supplemented only in a writing signed by each of the Parties hereto. Any provision of this Guarantee may be waived only in a writing signed by the Parties hereto granting such waiver.

17. No failure or delay on the part of the Beneficiary in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No course of dealing between the Parties shall be effective to amend, modify, supplement or waive any provision of this Guarantee.

18. The Guarantor shall not be entitled to set-off (AUFRECHNEN) any rights and claims it may have against any rights or claims the Beneficiary may have under this Agreement, or to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (ZURUCKBEHALTUNGSRECHT) unless the rights or claims of the Guarantor have been acknowledged (ANERKANNT) in writing by the Beneficiary or have been confirmed by final decision of a competent court (GERICHT) or arbitration court (SCHIEDSGERICHT).

19. This Guarantee is governed by and shall be construed in accordance with German law.

20. The Courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Guarantee.

21. This Guarantee shall become effective upon payment of the purchase price pursuant to Section 2.3 (c) of the Purchase Agreement. The Guarantor shall procure that immediately after receipt of the purchase price by the Seller, the Seller submits to the Beneficiary a written notification confirming the receipt of the purchase price pursuant to Section 2.3 (c) of the Purchase Agreement.

22. Capitalized terms not otherwise defined in this Guarantee shall have the same meaning ascribed to them in the Purchase Agreement.

23. Should any provision of this Guarantee be or become wholly or in part invalid or unenforceable, the remaining parts of this Guarantee shall not be affected. The invalid or unenforceable provision shall be replaced by a valid and enforceable provision which approximates as closely as possible to the economic purpose of the invalid or unenforceable provision. This applies mutatis mutandis in the event of any gap in this Guarantee.

IN WITNESS hereof the Guarantor and the Beneficiary have executed this Guarantee on the date first before written.

AETERNA ZENTARIS GMBH


as Guarantor

By:
       ------------------------------------   ----------------------------------
Name
       ------------------------------------   ----------------------------------
Title:
       ------------------------------------   ----------------------------------


CETRO INVESTORS, L.P.

as Beneficiary


By:
       ------------------------------------
Name
       ------------------------------------
Title:
       ------------------------------------

                                    EXHIBIT H

                            FORM OF PLEDGE AGREEMENT

THIS AGREEMENT is dated December    , 2008 and made between:

(1) AETERNA ZENTARIS GMBH, a limited liability company incorporated and existing under the laws of Germany, having its business address at Weismullerstrasse 50, 60314 Frankfurt, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under number HRB 56000 as pledgor (the "PLEDGOR"), and

(2) CETRO INVESTORS, L.P., a limited partnership established and existing under the laws of the State of Delaware, having its business address at 177 Broad Street, Suite 1101, Stamford, CT 06901 as assignee of Cowen Healthcare Royalty Partners, L.P. (the "PLEDGEE").

     Each of the Pledgor and the Pledgee are hereinafter referred to as a "PARTY" and collectively as the "PARTIES".

WHEREAS

(A) The Pledgor is the sole shareholder of Zentaris IVF GmbH, a limited liability company incorporated and existing under the laws of Germany, having its business address at Weismullerstrasse 50, 60314 Frankfurt, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under register number HRB 83881 (the "COMPANY").

(B) Pursuant to a purchase agreement dated November 11, 2008 (as hereafter amended, restated, supplemented, renewed or otherwise modified, the "PURCHASE AGREEMENT") by and among the Company as seller (the "SELLER"), the Pledgor, AEterna Zentaris Inc., a corporation organized under the laws of Canada with principal offices at ParcTechnologique Blvd., Quebec, Quebec GIP 4PS Canada (the "PARENT") and Cowen Healthcare Royalty Partners, L.P., a limited partnership established and existing under the laws of Delaware, USA, whose registered office is at 177 Broad Street, Suite 1101, Stamford CT 06901 (the "BUYER"), the Pledgee (as designee of the Buyer) will purchase and acquire from the Company lump sum payments and variable royalties, each as payable to the Company by Ares Trading S.A., a corporation organized under the laws of Switzerland with principal offices at Chateau de Vaumarcus, Switzerland ("MERCK SERONO") under that certain license and supply agreement for Cetrotide, dated as of June 11, 2003, by and among Merck Serono, the Pledgor (as successor in interest to Zentaris
     GmbH), the Parent (as successor in interest to Aeterna Laboratories Inc.), and ASTA Medica GmbH (as successor in interest to ASTA Medica AG), a corporation organized under the laws of Germany with principal offices at An der Pikardie 10, D01277 Dresden, Germany (the "LICENSE AGREEMENT"), and the Company will sell, transfer and convey to the Pledgee the right to receive the payments of the Company under the License Agreement, upon the terms and subject to the conditions set forth in the Purchase Agreement.

(C) It is a condition to the closing of the Purchase Agreement that the Pledgor enters into this Agreement.

(D) On or about the date of this Agreement, the Buyer assigned all its rights under the Purchase Agreement to the Pledgee.

IT IS AGREED as follows:

1.   DEFINITIONS AND INTERPRETATION

1.1  DEFINITIONS

     In this Agreement (including the preamble):

     "ANCILLARY RIGHTS" means all present and future rights to receive dividends payable on the Shares, liquidation proceeds, consideration for redemption (EINZIEHUNGSENTGELT), repaid capital in case of a capital decrease, any compensation in case of termination (KUNDIGUNG) and/or withdrawal (AUSTRITT) of a shareholder of the Company, the surplus in case of surrender (PREISGABE) and all other monetary claims and all other rights pertaining to the Shares (other than voting rights), including without limitation any subscription rights in respect of newly issued shares.

     "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks are open for general business in Frankfurt am Main, Germany.

     "ENFORCEMENT EVENT" means an event of default under the Purchase Agreement upon which the Pledgee had delivered written notice of default to the Pledgor declaring any respective payment amounts due and payable or performance obligations outstanding.

     "EXISTING SHARES" means all of the shares with a nominal participation in the Company's registered capital of 25,000.00 Euro.

     "FUTURE SHARES" means all future shares in the registered capital of the Company, arising from a capital increase, split of shares or otherwise.

     "PLEDGED SHARES" means the Shares and all Ancillary Rights pertaining thereto.

     "SECURED OBLIGATIONS" means any and all obligations (present and future, actual and contingent, matured or not matured, liquidated or unliquidated, whether incurred solely or jointly with any other person and whether as principal or surety, in any currency or currencies, together with all interest accruing thereon, whether before or after judgement, and all costs, charges and expenses incurred in connection therewith), which are or become due, owing or payable by the Seller Parties to the Buyer or its assignee under the or in connection with the Purchase Agreement and/or the other Transaction Documents (as amended, varied, novated, supplemented or extended from time to time), including any claims arising, if applicable, from the insolvency administrator's discretion to perform obligations in agreements according to Section 103 German Insolvency Code (INSOLVENZORDNUNG), and including any obligation based on the grounds of unjustified enrichment (UNGERECHTFERTIGTE BEREICHERUNG) or tort (DELIKT).

     "SELLER PARTIES" means the Seller, the Pledgor, AEterna Zentaris, Inc., the Parent, and any direct or indirect subsidiaries of the Parent.

     "SHARE PLEDGE" means the pledge over the Pledged Shares pursuant to CLAUSE 2 hereof.

     "SHARES" means all Existing Shares and all Future Shares.

     "TRANSACTION DOCUMENTS" means each of the Purchase Agreement, the security agreement, the parent guarantees, the pledge agreement, the Merck Serono consent, the Tulane consent, the intercompany license, the intercompany supply agreement and the asset purchase and license agreement entered into in connection with the Purchase Agreement (together with all schedules, exhibits and amendments thereto).

1.2  SUCCESSORS, ASSIGNS AND TRANSFEREES

     The expressions "PLEDGOR" and "PLEDGEE" shall, where the context permits, include all of their respective successors, assigns and transferees (by way of assignment, novation, subrogation, substitution or otherwise).

1.3  CONSTRUCTION

     In this Agreement, unless the context requires otherwise:

     (a) STATUTES: references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

     (b) DOCUMENTS: references to this Agreement and any document or agreement defined herein shall be construed as references to this Agreement or such document as the same may be amended, supplemented, restated or novated from time to time;

     (c) SINGULAR AND PLURAL: save where the contrary is indicated, the singular of any defined term includes the plural, and vice versa;

     (d) REFERENCES: any reference in this Agreement to a Clause or a sub-clause shall, subject to any contrary indication, be construed as a reference to a clause or a sub- clause hereof; and

     (e) INTERPRETATION: this Agreement is made in the English language. For the avoidance of doubt, the English language version of this Agreement shall prevail over any translation of this Agreement. However, where a German translation of a word or phrase appears in the text of this Agreement, the German translation of such word or phrase shall prevail.

2.   PLEDGE OF SHARES

2.1 As security for the Secured Obligations, the Pledgor hereby grants a pledge (VERPFANDET) over the Pledged Shares to the Pledgee.

2.2  The Pledgee hereby accepts such pledge.

3.   PURPOSE OF THE PLEDGE

     The Share Pledge shall serve as security for the due and punctual satisfaction of the Secured Obligations.

4.   RIGHTS OF PLEDGOR

4.1 Unless the Pledgee is entitled to proceed with a realisation of its interests in the Pledged Shares pursuant to Clause 7, the Pledgor shall have the right to (i) receive all dividends and all other payments in respect of the Pledged Shares and (ii) receive, retain and exercise all other Ancillary Rights.

4.2 The voting rights pertaining to the Pledged Shares remain with the Pledgor subject, however, to the provisions of CLAUSE 6.2 below.

5.   REPRESENTATIONS AND WARRANTIES OF THE PLEDGOR

     The Pledgor hereby represents and warrants by way of an independent guarantee within the meaning of Section 311 of the German Civil Code (BURGERLICHES GESETZBUCH - BGB) to the Pledgee that at the date hereof and, unless expressly stated other wise, during the term of this Agreement:

5.1 DUE INCORPORATION OF COMPANY: the Company is a limited liability company (GESELLSCHAFT MIT BESCHRAINKTER HAFTUNG) duly incorporated and validly existing under German law which is neither over-indebted/illiquid nor insolvent nor subject to any insolvency proceedings; an over-indebtedness or an illiquidity are neither imminent (DROHEND). The place from which the Company is in fact administered and where all material managerial decisions are taken (TATSACHLICHER VERWALTUNGSSITZ) is situated in the Federal Republic of Germany;

5.2 EXISTING SHARES FULLY PAID IN: the Existing Shares are fully paid in and there is no obligation for a shareholder to make additional contributions (EINLAGEN, AGIO, NACHSCHUSSE or the like); the Shares are the only shares in the Company and neither the Pledgee nor any third party are entitled to subscribe for new shares; the Company is not party to a silent partnership or similar arrangements by which a third party is entitled to a participation in the profits or revenue of the Company;

5.3 GOOD TITLE TO PLEDGED SHARES: the Pledgor is the true, lawful and beneficial holder of legal title to the Pledged Shares and no third party has any right, claim, title, interest, pledge, lien or other encumbrance or charge whatsoever in or to the Pledged Shares or the rights to receive dividends thereon;

5.4 STATUS OF CORPORATE AFFAIRS: the share capital has not been repaid in any way, no facts capable of being entered into the commercial register have occurred, and, in particular, at the date of this Agreement no shareholders' resolutions regarding changes to the articles of association of the Company have been passed, which are not entered into the commercial register of the Company;

5.5 NO CONSENT REQUIREMENTS: except as explicitly set forth in this Agreement or the Purchase Agreement, the Pledgor and the Company are not subject to any restriction of any kind, or any consent requirement with regard to the transfer of, or the granting of a pledge in, or any other disposal of, the Pledged Shares, or in respect of the right to receive dividends thereon; and

5.6 DUE AUTHORISATION: the Pledgor has the requisite power and authority to enter into this Agreement and all necessary corporate action has been taken and all necessary consents have been obtained with regard to the execution and performance of this Agreement.

6. UNDERTAKINGS OF THE PLEDGOR

     The Pledgor hereby undertakes to the Pledgee:

6.1 INFORMATION OF PLEDGEE: to notify the Pledgee, by notification in writing at least three (3) weeks before such resolution is adopted, of any shareholders' meeting at which a shareholders' resolution is intended to be adopted which could have a material adverse effect on the Share Pledge;

6.2 EXERCISE OF VOTING RIGHTS: to act, in exercising its voting rights pertaining to the Shares, in good faith to ensure that the existence or validity of the Share Pledge or the value of the Pledged Shares is not in any way materially adversely affected, and in particular not to adopt without the prior written consent of the Pledgee any resolutions regarding amendments to the articles of association of the Company or other resolutions which might materially adversely affect the value of the Pledged Shares or the ability to enforce the Pledge (e.g. resolutions pursuant to the German Transformation Act (UMWANDLUNGSGESETZ)) or, in any other way, the security position of the Pledgee;

6.3 SALE OF ASSETS: unless otherwise expressly provided for in the other Transaction Documents, to procure that the Company will not sell any assets (except in the ordinary course of business) or takes any actions that might affect detrimentally the value of the Pledged Shares or the ability to freely enforce the pledge as contemplated by this Agreement without any requirement to obtain consents/waivers of third parties;

6.4 ATTACHMENT PROCEEDINGS: to notify the Pledgee promptly if any of the Pledged Shares is affected by or subject to attachment proceedings or other similar measures. In the event of an attachment, the Pledgor shall provide the Pledgee with a copy of the attachment and execution order as well as with all other documentation and information necessary to lodge protest against the execution and shall immediately inform the execution creditor in writing of the Pledgee's security interests hereunder; the Pledgor shall take any possible legal action - after consultation with Pledgee - to defend the claims and to ensure that the pledge created hereunder is honoured and not materially adversely affected by such proceedings. Upon the request of Pledgee, Pledgee may assume the legal proceedings on behalf of Pledgor. Pledgor shall bear all costs in connection with any defence actions or other legal proceedings pursuant to this CLAUSE 6.4:

6.5 NO DISPOSAL: unless otherwise expressly provided for in the other Transaction Documents, not to sell, transfer or otherwise dispose of all or part of the Pledged Shares; and

6.6 NO ENCUMBRANCE: unless otherwise expressly provided for in the other Transaction Documents, not to encumber, create or agree to create, or permit to subsist, any encumbrance, other security interest or third party right in or over the Pledged Shares.

7.   RIGHT OF REALISATION

7.1  TIME AND SCOPE OF REALISATION

     (a) Upon the occurrence of an Enforcement Event and after the prerequisites with regard to an enforcement of the pledges (PFANDREIFE) under Section 1273, 1204 et seq. of the German Civil Code are met the Pledgee shall be entitled to revoke the Pledgor's rights pursuant to CLAUSE 4 and to proceed with a realisation of the Pledged Shares.

     (b) The Pledgee shall realise its interest in the Pledged Shares only to the extent necessary to satisfy the Secured Obligations which are past due and converted into a monetary claim.

     (c) The Pledgee shall give the Pledgor at least one (1) week prior written notice of the Pledgee's intention to realise its interest in the Pledged Shares. The Pledgor hereby expressly agrees that one week's prior written notice to the Pledgor of the place and time of a public auction shall be sufficient. A written notice to the Pledgor is not necessary in the event the Pledgor has generally ceased to make payments or the commencement of insolvency proceedings is filed against the Pledgor by the Pledgor itself or any third party, and, in the latter case, it is not without delay established to the satisfaction of the Pledgee that the application is without merit. The Pledgor shall render all assistance in order to facilitate the realisation of the Pledgee' security interests in the Pledged Shares.

     (d) Following the realisation of the Pledged Shares, the Pledgee shall use the proceeds to satisfy the Secured Obligations in accordance with the Purchase Agreement plus any costs as a result of the realisation and enforcement proceedings. Any surplus may be kept with the Pledgee and shall serve as further security for potential claims of the Pledgee against the Pledgor under the Purchase Agreement.

7.2  REALISATION OF PLEDGED SHARES

     (a) The Pledgee shall be entitled to seek realisation from, and shall have the right to exercise the power to sell or dispose of, the Pledged Shares by means of a public auction or by any other permitted proceeding. Notwithstanding Section 1277 of the German Civil Code, the Pledgee shall not be required to obtain a prior court ruling or to present any other executory title or document justifying execution (VOLLSTRECKBARER TITEL). The public auction may be held at any place in the Federal Republic of Germany which will be determined by the Pledgee.

     (b) Following the notification pursuant to CLAUSE 7.1(c) above, all payments on, and performance of, any Ancillary Right shall be due to the Pledgee and any proceeds therefrom shall be applied towards the satisfaction of the Secured Obligations and any costs incurred in the course of the realization and enforcement proceedings..

     (c) The Pledgor shall be entitled to decide on the order of which of the security rights granted by the Pledgor for the Secured Obligations shall be realized to satisfy the Secured Obligations.

8.   LIMITATION ON ENFORCEMENT

     The enforcement of the security granted by the Pledgor under or pursuant to this Agreement shall be limited to the extent the Pledgor provides security for any obligations of direct or indirect shareholder or of an affiliated company (VERBUNDENES UNTERNEHMEN) of such shareholder within the meaning of section 15 of the German Stock Corporation Act (AKTIENGESETZ) (other than a subsidiary of the Plegor) to the amount that would not lead to the Pledgor having insufficient net assets (assets minus liabilities minus provisions and liability reserves (REINVERMOGEN), in each case as calculated in accordance with the generally accepted accounting principles in Germany (GRUNDSATZE ORDNUNGSMA[BETA]IGER BUCHFUHRUNG) to maintain its registered share capital (STAMMKAPITAL), provided that for the purposes of calculating the amount not to be enforced (if any) the following balance sheet items shall be adjusted as follows:

     (i) any loans provided to the Pledgor by any members of the group or any of its shareholders shall be disregarded to the extent that such loans are subordinated or qualify under Section 32a Limited Liability Companies Act (GMBH-GESETZ - GMBHG);

     (ii) any loans and other contractual liabilities incurred by the Pledgor in violation of the provisions of any of the Purchase Agreement and/or the Transaction Documents shall be disregarded; and

     (iii) any asset that is shown in the balance sheet with a book value (BUCHWERT) that is significantly lower than the market value of such asset, which is not necessary for the Pledgor's business (BETRIEBSNOTWENDIG) and that can be realized (if this is not unreasonably in respect of the Pledgor's business and to the extent legally possible) shall be taken into account with its market value.

9.   RELEASE OF SECURITY

     After the Secured Obligations have been satisfied in full, the Pledgee will without undue delay upon written request of the Pledgor declare the release of the Pledged Shares in favour of the Pledgor as a matter of record. In case of realisation pursuant to CLAUSE 7 the Pledgee will surrender to the Pledgor any excess proceeds arising from the realisation in accordance with the Purchase Agreement. For the avoidance of doubt, the Parties are aware of that upon full and complete satisfaction of the Secured Obligations the Share Pledge due to its accessory nature (AKZESSORIETAT) will cease to exist by operation of mandatory law.

10.  DURATION AND INDEPENDENCE

10.1 The Share Pledge shall in no event expire before and unless any and all Secured Obligations have been fully and finally satisfied and discharged and there is no amount outstanding under the Secured Obligations owed to the Pledgee, whether for principal, interest, fees, discounts or other costs, expenses, charges or otherwise.

10.2 The Share Pledge shall not cease to exist if the Secured Obligations have been discharged temporarily only.

10.3 This Agreement shall constitute a continuing security and no change or amendment whatsoever in and to the Secured Obligations and to any document related with the Secured Obligations shall affect the validity and the scope of the Share Pledge and this Agreement nor the obligations which are imposed on the Pledgor pursuant to it.

10.4 This Agreement is in addition to, and independent of, any other security or guarantee the Pledgee may now or hereafter hold in respect of the Secured Obligations. None of such security interests or guarantees shall prejudice, or shall be prejudiced by, or shall be merged or commingled in any way with the Share Pledge.

10.5 The Share Pledge shall remain valid notwithstanding any measure taken by the Pledgee against the Pledgor to collect the Pledgee' claims, and in particular if the Pledgee grants payment deferrals, releases guarantors, sureties or collateral or concludes a settlement or another agreement with persons directly or indirectly concerned by this Agreement.

10.6 The Share Pledge shall not be affected and shall in any event extend to any and all shares in the Company even if the number or nominal value of the Existing Shares or the aggregate share capital of the Company are inaccurate or deviate from the actual facts.

11.  WAIVER OF RIGHTS

     The Pledgor hereby waives the rights it may have pursuant to Sections 1211 and 770 of the German Civil Code of revocation (ANFECHTBARKEIT) and set-off (AUFRECHENBARKEIT) and any defense of failure to pursue remedies (EINREDE DER VORAUSKLAGE). In the case of enforcement Section 1225 of the German Civil Code shall not apply.

12.  NOTICES

     All notices and other communications under this Agreement shall be in writing (including e-mail) and shall be by facsimile, e-mail, courier service or personal delivery to the following addresses or to such other addresses as shall be designated from time to time by a party hereto in accordance with the Purchase Agreement:

     If to Pledgor:

     AEterna Zentaris GmbH
     Weismullerstrasse 50
     60314 Frankfurt
     Germany
     Attention:
     Facsimile:
     Email:

     with a copy to:

     Baker & McKenzie
     Theatinerstrasse 23
     80333 Munchen
     Germany
     Attention:
     Facsimile:
     Email:

     with another copy to:

     Ropes & Gray LLP
     One International Place
     Boston, Massachusetts 02110
     Attention:
     Facsimile:
     Email:

     If to the Pledgee:

     Cetro Investors, L.P.
     c/o Cowen Healthcare Royalty GP, LLC
     177 Broad Street
     Suite 1101 Stamford, CT 06901
     Attention:
     Facsimile:
     Email:

     with a copy to:

     McDermott Will & Emery LLP
     227 West Monroe Street
     Chicago, IL 60606-5096

     Attention:
     Facsimile:
     Email:

     All notices and communications under this Agreement shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent, if sent by facsimile, with an acknowledgement of sending being produced by the sending facsimile machine, (c) when sent, if by e-mail or
     (d) one (1) Business Day following sending within the United States by overnight delivery via commercial one-day overnight courier service.

13.  MISCELLANEOUS

13.1 The Pledgor agrees that, from time to time upon request of the Pledgee, it will execute and deliver such further documents and do such other acts and things as the Pledgee may reasonably request in order to perfect, maintain or document its security interests in the Pledged Shares, and to fully give effect to the purposes of this Agreement. The Pledgor agrees to provide, without undue delay upon execution of this Agreement, proof of the perfection of the Pledge, in such form as required pursuant to applicable provisions of law in relation to the Pledge. The Pledgor hereby irrevocably authorizes and empowers the Pledgee to cause any formal steps to be taken by the managers or other officers of the Pledgor for the purpose of perfecting the present Agreement and, for the avoidance of doubt, undertake to take any such steps itself if so requested in writing by the Pledgee.

13.2 Should any provision of this Agreement be or become wholly or in part invalid or unenforceable, the remaining parts of this Agreement shall not be affected. The invalid or unenforceable provision shall be replaced by a valid and enforceable provision which approximates as closely as possible to the economic purpose of the invalid or unenforceable provision.

13.3 Any amendments to this Agreement (including this subsection) must be made in writing (unless notarization is required by law).

13.4 All reasonable costs and expenses arising from this Agreement (including its notarisation) or from amendments thereof, any reasonable costs arising from the creation of the Pledgee' rights hereunder and any costs arising from the enforcement or preservation of the Pledgee' rights hereunder shall be borne by the Pledgor.

13.5 This Agreement shall become effective upon payment of the purchase price pursuant to the Purchase Agreement. The Pledgor shall immediately after receipt of the purchase price by the Seller, submit to Pledgee a written notification confirming the receipt of the purchase price pursuant to the Purchase Agreement.

13.6 The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. The Pledgor shall not be entitled to assign any of its respective obligations and rights under this Agreement without the consent of the Pledgee. The Pledgee may assign without consent of the Pledgor any of its rights under this Agreement without restriction.

14.  GOVERNING LAW AND JURISDICTION

14.1 This Agreement shall be governed by the laws of the Federal Republic of Germany.

14.2 The courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.

15.  NOTIFICATION OF PLEDGE

     The Pledgor shall immediately after execution of this Agreement notify the Company of the Share Pledge pursuant to, and in accordance with, Section 16 of the German Limited Liability Companies Act (GMBH-GESETZ) and Section 1280 of the German Civil Code (BURGERLICHES GESETZBUCH) by means of forwarding a certified copy of this Agreement to the Company by registered mail (return receipt requested). The Pledgor shall provide sufficient evidence of the duly submitted notification.

IN WITNESS THEREOF this Notarial Deed has been read out aloud to the persons appearing and this Notarial Deed was confirmed and approved by the person appearing. The person appearing then signed this Deed. All this was done at the day herebelow written in the presence of me, the Notary Public, who also signed this Deed and affixed my official Seal.



                     , this December    ,2008


                                       -----------------------------------------


                                       -----------------------------------------


                                       -----------------------------------------

                                                                   Notary Public

                                    EXHIBIT I

                           FORM OF SECURITY AGREEMENT

                                                                  EXECUTION COPY

                                   ----------

                             SECURITY ASSIGNMENT OF
                          INTELLECTUAL PROPERTY RIGHTS

                                   ----------

                            dated December    , 2008

                                     between

                                ZENTARIS IVF GMBH

                                   AS ASSIGNOR

                                       and


                              CETRO INVESTORS, L.P.


                                   AS ASSIGNEE



                                BAKER & McKENZIE
                                    FRANKFURT

THIS AGREEMENT is dated December    , 2008 and made between:

(1) ZENATARIS IVF GMBH, a limited liability company incorporated and existing under the laws of Germany, registered with the commercial register at the local court of Frankfurt am Main under number HRB 83881 as assignor (the "ASSIGNOR"); and

(2) CETRO INVESTORS, L.P., a limited partnership established and existing under the laws of the State of Delaware, having its business address at 177 Broad Street, Suite 1101, Stamford, CT 06901 as assignee of Cowen Healthcare Royalty Partners, L.P. (the "ASSIGNEE").

     Each of the Assignor and the Assignee are hereinafter referred to as a "PARTY" and collectively as the "PARTIES".

WHEREAS

(A) Pursuant to a purchase agreement dated November 11, 2008 (as hereafter amended, restated, supplemented, renewed or otherwise modified, the "PURCHASE AGREEMENT") by and among the Assignor as seller (the "SELLER"), AEterna Zentaris GmbH, a limited liability company incorporated and existing under the laws of Germany, having its business address at Weismullerstrasse 50, 60314 Frankfurt, Germany, registered with the commercial register at the local court of Frankfurt am Main, Germany under number HRB 56000 ("AZG"), AEterna Zentaris Inc., a corporation organized under the laws of Canada with principal offices at Parc-Technologique Blvd., Quebec, Quebec G1P 4PS Canada (the "PARENT") and Cowen Healthcare Royalty Partners, L.P., a limited partnership established and existing under the laws of Delaware, USA, whose registered office is at 177 Broad Street, Suite 1101, Stamford CT 06901 (the "BUYER"), the Buyer will purchase and acquire from the Seller Lump Sum Payments and Variable Royalties, each as payable to the Seller by Ares Trading S.A., a corporation organized under the laws of Switzerland with principal offices at Chateau de Vaumarcus, Switzerland ("MERCK SERONO") under that certain license and supply agreement for Cetrotide, dated as of June 11, 2003, by and among Merck Serono, AZG (as successor in interest to Zentaris GmbH), the Parent (as successor in interest to Aeterna Laboratories Inc.), and ASTA Medica GmbH (as successor in interest to ASTA Medica AG), a corporation organized under the laws of Germany with principal offices at An der Pikardie 10, D-01277 Dresden, Germany (the "LICENSE AGREEMENT"), and the Seller will sell, transfer and convey to the Assignee (as the assignee of the Buyer) the right to receive the payments of the Seller under the License Agreement, upon the terms and subject to the conditions set forth in the Purchase Agreement.

(B) It is a condition to the Closing of the Purchase Agreement that the Assignor enters into this Agreement.

(C) On or about the date of this Agreement, the Buyer assigned all its rights under the Purchase Agreement to the Assignee.

IT IS AGREED AS FOLLOWS:

1.   DEFINITIONS AND INTERPRETATION

1.1  DEFINITIONS

     Capitalized terms not otherwise defined in this Agreement shall have the same meaning ascribed to them in the Purchase Agreement (including by reference to any other document). In addition in this Agreement (including the preamble):

     "ASSIGNED IP RIGHTS" means

     (a) the Assignor's patents as listed in SCHEDULE 1,

     (b) the Assignor's know-how as listed in SCHEDULE 2,

     (c) the Assignor's trademarks as listed in SCHEDULE 3,

     (d) the Assignor's material as listed in SCHEDULE 4,

     (e) all current and future rights and claims regarding infringements of the patents and trademarks listed in SCHEDULE 1 and SCHEDULE 2 and the right to enforce claims for past infringements of these rights,

     (f) safe for the provisions in Article 8 of the License Agreement, all of the Assignor's current and future rights and claims arising from the License Agreement, and

     (g) all of Assignor's current and future rights and claims arising from any sub- licensing agreements granted pursuant to CLAUSE 8.1.

     "ASSIGNMENT" means the assignment of the Assigned IP Rights pursuant to CLAUSE 2 hereof including the assignment of all other claims and ancillary rights pursuant to the terms of this Agreement.

     "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks are open for general business in Frankfurtam Main, Germany.

     "CLOSING" means the payment of the purchase price to the Assignor pursuant to Section 2.3 (c) of the Purchase Agreement.

     "ENFORCEMENT EVENT" means an Event of Default under the Purchase Agreement upon which the Buyer had delivered written notice of default to the Seller declaring any respective payment amounts due and payable or performance obligations outstanding.

     "SECURED OBLIGATIONS" means any and all obligations (present and future, actual and contingent, matured or not matured, liquidated or unliquidated, whether incurred solely or jointly with any other person and whether as principal or surety, in any currency or currencies, together with all interest accruing thereon, whether before or after judgement, and all costs, charges and expenses incurred in connection therewith) which are or become due, owing or payable by the Seller Parties to the Buyer under the or in connection with the Purchase Agreement and/or the other Transaction Documents (as amended, varied, novated, supplemented or extended from time to time), including any claims arising, if applicable, from the insolvency administrator's discretion to perform obligations in agreements according to Section 103 German Insolvency Code

     (INSOLVENZORDNUNG), and including any obligation based on the grounds of unjustified enrichment (UNGERECHTFERTIGTE BEREICHERUNG) or tort (DELIKT).

1.2  SUCCESSORS, ASSIGNS AND TRANSFEREES

     The expressions "ASSIGNOR" and "ASSIGNEE" shall, where the context permits, include all of their respective direct and indirect successors, assigns and transferees (by way of assignment, novation, subrogation, substitution or otherwise).

1.3  CONSTRUCTION

     In this Agreement, unless the context requires otherwise:

     (a) STATUTES: references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

     (b) DOCUMENTS: references to this Agreement and any document or agreement defined herein shall be construed as references to this Agreement or such document as the same may be amended, supplemented, restated or novated from time to time;

     (c) SINGULAR AND PLURAL: save where the contrary is indicated, the singular of any defined term includes the plural, and vice versa;

     (d) REFERENCES: any reference in this Agreement to a Clause or a sub-clause shall, subject to any contrary indication, be construed as a reference to a clause or a sub- clause hereof; and

     (e) INTERPRETATION: this Agreement is made in the English language. For the avoidance of doubt, the English language version of this Agreement shall prevail over any translation of this Agreement. However, where a German translation of a word or phrase appears in the text of this Agreement, the German translation of such word or phrase shall prevail.

2.   ASSIGNMENT

2.1 As security for the Secured Obligations, the Assignor hereby assigns to the Assignee the Assigned IP Rights.

2.2  The Assignee hereby accepts such assignment.

2.3 To the extent the assignment for security under this CLAUSE 2 is not effective under any applicable law or due to the nature of the respective rights or due to pre existing licenses and rights of use and/or exploitation, the Assignor hereby, to the extent permissible under such law or nature or pre existing license and rights, grants to the Assignee a worldwide, exclusive, royalty-free, fully paid up, unlimited, transferable and sub-licensable license to such rights. Provisions of this Agreement regarding the Assigned IP Rights shall apply to this license mutatis mutandis.

3.   PURPOSE OF ASSIGNMENT

     The Assignment shall serve as security for the due and punctual satisfaction of the Secured Obligations.

4.   REGISTRATION OF IP RIGHTS

4.1 Upon the occurrence of an Enforcement Event which is continuing, the Assignee shall be entitled upon two (2) Business Day's prior written notice to the Assignor to record the change of ownership and to register the Assigned IP Rights in its own name with the relevant patent and trademarks offices.

4.2 The Assignor hereby irrevocably authorizes the Assignee upon the occurrence of an Enforcement Event, which is continuing, and subject to a notice to the Assignee according to CLAUSE 4.1 to make and/or receive such declarations or execute such acts also in the name of the Assignor, each required in case the transfer, registration of the assignment or recording of change of ownership of the Assigned IP Rights by the Assignee requires any registration, declaration or other act by the Assignor.

5.   MAINTENANCE, REPRESENTATIONS AND WARRANTIES

5.1 Any abandonment of the Assigned IP Rights shall only be permissible upon the Assignee's prior written approval.

5.2 The Assignor hereby represents and warrants (GARANTIERT) by way of an independent guarantee (SELBSTANDIGES GARANTIEVERSPRECHEN) within the meaning of Section 311 of the German Civil Code to the Assignee that with respect to the Assigned IP Rights assigned by it to be unrestrictedly entitled to dispose of the claims and rights covered by the assignment under this Agreement, and in particular, that, as of the date hereof

     (i) the Assignor is the true and lawful owner of the respective Assigned IP Rights;

     (ii) no third party has any rights to use or licenses in the Assigned IP Rights, except for the sub-licenses as shown in SCHEDULE 1 and
           SCHEDULE 3.

     (iii) the Assignor is not aware that any third party has asserted any right, claim, title, interest, pledge, lien or other encumbrance or charge whatsoever in respect of the Assigned IP Rights.

5.3 All representations and warranties pursuant to the Purchase Agreement shall remain unaffected by the execution or termination of this Agreement.

6. DOCUMENTATION, PROVISION OF INFORMATION

6.1 The Assignor hereby transfers to the Assignee title to the entire documentation (including, but not limited to documents held by its patent attorneys and any original filing documents, and any original documents issued by the relevant patent and trademarks offices existing both currently and in the future) referring to the content, scope, protection and transfer of the Assigned IP Rights which the Assignor hold as legal owner or in respect of which the Assignor has the right to take possession at any time. The delivery of any of the documentation transferred hereunder to the Assignee (including without limitation the assigned materials listed in SCHEDULE 3 hereto) is herewith substituted by an agreement pursuant to which the Assignor shall keep the documentation in custody for the Assignee, free of charge and with the diligence of a prudent businessman and the parties hereby enter into a possessory agreement (BESITZKONSTITUT), pursuant to which Assignor possesses these materials for Assignee. Subject to practicability, the Assignor shall, and shall procure that any third party in possession of any such materials shall, clearly mark all materials as assigned to and owned by Assignee.

6.2 The Assignor undertakes to orderly file any documentation in respect of the Assigned IP Rights assigned by it, any notifications or registrations in connection therewith, or in connection with the use of such Assigned IP Rights. The Assignee shall be entitled to inspect such documentation, subject to prior written notice and, except in case of urgency, during regular business hours.

6.3 If the Assignor becomes aware that any of the Assigned IP Rights assigned by it are contested, used in an unauthorized way, impaired or endangered due to the levying of execution or other measurements by third parties, the Assignor shall be obliged to notify the Assignee thereof without undue delay. If execution is levied, the Assignor shall send a copy of the garnishment order as well as any other documents relevant to raise objections against the execution to the Assignee, and inform the attaching creditor without delay in writing about the Assignee's security rights.

6.4 The Assignor shall notify the Assignee immediately after its occurrence of an Event of Default under the Purchase Agreement.

7.   REGULAR PAYMENT OF FEES/DEFENCE OF ASSIGNED IP RIGHTS

7.1 The Assignor shall be obliged to make timely payments of any fees or extension fees payable to maintain the Assigned IP Rights without further request and upon the Assignee's request provide evidence satisfactory to the Assignee relating thereto.

7.2 The Assignor shall be obligated to defend the Assigned IP Rights with the diligence of a prudent businessman against attacks of third parties against the integrity of the Assigned IP Rights and against infringements by third parties.

7.3 Regarding the defence of the Assigned IP Rights in any procedure other than the ordinary application procedures, no matter whether in court or out of court, the defence of the Assigned IP Rights will be conducted by the Assignor taking into account the Assignee's interests under this Agreement. The Assignee shall be entitled to give reasonable instructions to the Assignor in any such procedure if this is necessary to protect its rights under this Agreement. In case of the assigned Patents, where the Assignee has applied for recording the change of ownership or registration of the assignment of the relevant Assigned IP Right, and in other cases the Assignee shall also be entitled to take legal action against such infringing third parties at the reasonable expense of the Assignor after consultation with the Assignor.

8.   RIGHT TO USE ASSIGNED IP RIGHTS

8.1 The Assignor shall be entitled, upon prior written consent of the Assignee according to Section 185 paragraph 1 German Civil Code (BURGERLICHES GESETZBUCH), which shall be in the unfettered discretion of the Assignee, to grant non-exclusive, non-transferable, non-sub-licensable sub-licenses regarding the Assigned IP Rights.

     For the avoidance of doubt the Parties agree that sub-licenses the Assignor granted before the date of this Agreement shall remain unaffected by the assignment pursuant to this Agreement (Section 15 paragraph 3 German Patent Code (DEUTSCHES PATENTGESETZ).

8.2 Until Assignee's notice of the intention to realize its interest in the Assigned IP Rights according to Clause 9.3, Clause 4.6 of the Purchase Agreement shall apply regarding the right to assert claims for injunction and to collect claims for damages, indemnity, or any other claims against third parties on grounds of past, current or future use, violation or utilization of the respective Assigned IP Rights.

9.   RIGHT OF REALISATION

9.1 Upon the occurrence of an Enforcement Event the Assignee shall be entitled to revoke the Assignor's collection rights pursuant to Clause 8.2.

9.2 The Assignee shall realize the Assigned IP Rights only to the extent necessary to satisfy the Secured Obligations which are due. The Assignee shall be entitled to decide on the order of which of the Assigned IP Rights or the other security rights granted for the Secured Obligations by the Assignor shall be realized to satisfy the Secured Obligations.

9.3 The Assignee shall give the Assignor at least one (1) week's prior written notice of its intention to realize its interest in the Assigned IP Rights. A written notice to the Assignor is not necessary in the event the Assignor has generally ceased to make payments or the commencement of insolvency proceedings is filed against the Assignor by the Assignor itself or any third party, and, in the latter case, it is not without delay established to the satisfaction of the Assignee that the application is without merit. The Assignor shall, at its own expense, render all assistance in order to facilitate the realization of the Assigned IP Rights.

9.4 Following the realization of the Assigned IP Rights the Assignee shall use the proceeds to cover the Secured Obligations.

9.5 The Assignee shall be entitled to realize its interest in the Assigned IP Rights by way either of a private sale in its own name, or in the name of the Assignor. The Assignee may request that the Assignor proceeds with a sale or other disposal of the Assigned IP Rights in accordance with the instructions of the Assignee, or that the Assignor co-operates in respect of any realization. The Assignor shall immediately deliver to the Assignee all proceeds of any such sale, disposal or realization of the Assigned IP Rights.

10.  LIMITATION ON ENFORCEMENT

     The enforcement of the security granted by the Assignor under or pursuant to this Agreement shall be limited to the extent the Assignor provides security for any obligations of direct or indirect shareholder or of an affiliated company (VERBUNDENES UNTERNEHMEN) of such shareholder within the meaning of section 15 of the German Stock Corporation Act (AKTIENGESETZ) (other than a subsidiary of the Assignor) to the amount that would not lead to the Assignor having insufficient net assets (assets minus liabilities minus provisions and liability reserves (REINVERMOGEN), in each case as calculated in accordance with the generally accepted accounting principles in Germany (GRUNDSATZE ORDNUNGSMA[BETA]IGER BUCHFUHRUNG) to maintain its registered share capital (STAMMKAPITAL), provided that for the purposes of calculating the amount not to be enforced (if any) the following balance sheet items shall be adjusted as follows:

     (i) any loans provided to the Assignor by any members of the group or any of its shareholders shall be disregarded to the extent that such loans are subordinated or qualify under Section 32a Limited Liability Companies Act (GMBH-GESETZ - GMBHG);

     (ii) any loans and other contractual liabilities incurred by the Assignor in violation of the provisions of any of the Purchase Agreement and/or Transaction Documents shall be disregarded; and

     (iii) any asset that is shown in the balance sheet with a book value (BUCHWERT) that is significantly lower than the market value of such asset, which is not necessary for the Assignor's business (BETRIEBSNOTWENDIG) and that can be realized (if this is not unreasonably in respect of the Assignor's business and to the extent legally possible) shall be taken into account with its market value.

11.  RETRANSFER, RELEASE OF SECURITY

11.1 After all Secured Obligations have been paid in full and finally been discharged, the Assignee shall reassign the rights and claims assigned to it pursuant to the terms of this Agreement to the Assignor, shall make all declarations necessary for the respective reassignment, and shall surrender to the Assignor any excess proceeds arising from any realisation. The Assignee shall further retransfer to the relevant Assignor any title transferred to it pursuant to CLAUSE 6 hereof.

11.2 In case the total value of the aggregate security granted by the Assignor and/or others to secure the Secured Obligations (the "SECURITY") which can be expected to be realised in an Enforcement Event (REALISIERBARER WERT) not only temporarily exceeds 120% of the Secured Obligations, the Assignee is obliged to release and re-assign the rights and claims assigned under this Agreement and exceeding 120% of the Secured Obligations in writing upon request of the Assignee.

12.  DURATION AND INDEPENDENCE

12.1 The Assignment shall in no event expire before and until all Secured Obligations have been fully and finally satisfied and discharged and there is no amount outstanding, or performance obligation remaining in respect of, under the Secured Obligations owed to the Assignee.

12.2 The Assignment shall not cease to exist if the Secured Obligations have been discharged temporarily only (it being understood that if any Secured Obligation is subsequently returned to the Assignor or the performance thereof by the Assignor is subsequently voided, whether in an insolvency proceeding or otherwise, such Secured Obligation shall be deemed to have been discharged temporarily only).

12.3 This Agreement shall constitute a continuing security and no change or amendment whatsoever in and to the Secured Obligations and to any document relating thereto shall affect the validity and the scope of the Assignment and this Agreement nor the obligations which are imposed on the Assignor pursuant to it.

12.4 This Agreement is in addition to, and independent of, any other security the Assignee may now or hereafter hold in respect of the Secured Obligations. None of such security interests or guarantees shall prejudice, or shall be prejudiced by, or shall be merged or commingled in any way with the Assignment.

12.5 This Agreement shall remain valid notwithstanding any measure taken by the Assignee against the Assignor to collect the Assignee' claims, and in particular if the Assignee grants payment deferrals, releases guarantors, sureties or collateral or concludes a settlement or another agreement with persons directly or indirectly concerned by this Agreement.

12.6 This Agreement shall not be affected and shall in any event extend to any and all existing and future Assigned IP Rights irrespective of whether the facts as listed in the SCHEDULES hereto or otherwise are inaccurate or deviate from the actual facts.

13.  NOTICES

     All notices and other communications under this Agreement shall be in writing (including e-mail) and shall be by facsimile, e-mail, courier service or personal delivery to the following addresses or to such other addresses as shall be designated from time to time by a party hereto in accordance with the Purchase Agreement:

     If to Assignor:

     Zentaris IVF GmbH
     Weismullerstrasse 50
     60314 Frankfurt
     Germany
     Attention:
     Facsimile:
     Email:

     with a copy to:

     Baker & McKenzie
     Theatinerstrasse 23
     80333 Munchen
     Germany
     Attention:
     Facsimile:
     Email:

     with another copy to:

     Ropes & Gray LLP
     One International Place
     Boston, Massachusetts 02110
     Attention:
     Facsimile:
     Email:

     If to the Assignee:
     Cetro Investors, L.P.
     c/o Cowen Healthcare Royalty GP, LLC
     177 Broad Street
     Suite 1101
     Stamford, CT 06901
     Attention:
     Facsimile:
     Email:

     with a copy to:

     McDermott Will & Emery LLP
     227 West Monroe Street
     Chicago, IL 60606-5096
     Attention:
     Facsimile:
     Email:

     All notices and communications under this Agreement shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent, if sent by facsimile, with an acknowledgement of sending being produced by the sending facsimile machine, (c) when sent, if by e-mail or
     (d) one (1) Business Day following sending within the United States by overnight delivery via commercial one-day overnight courier service.

14.  MISCELLANEOUS

14.1 All reasonable costs and expenses arising from this Agreement and its consummation or from amendments to this Agreement, any reasonable costs arising from the creation of the Assignee' rights hereunder and any costs arising from the enforcement or preservation of the Assignee' rights hereunder shall be borne by the Assignor.

14.2 The Assignor agrees that, from time to time upon reasonable request of the Assignee, it will execute and deliver such further documents and do such other acts and things as the Assignee may reasonably request in order to maintain or document its security interests in the Assigned IP Rights, and to fully give effect to the purposes of this Agreement.

14.3 No failure to exercise, nor any delay in exercising, on the part of the Assignee, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

14.4 Should any provision of this Agreement be or, become wholly or in part invalid or unenforceable, the remaining parts of this Agreement shall not be affected. The invalid or unenforceable provision shall be replaced by a valid and enforceable provision which approximates as closely as possible to the economic purpose of the invalid or unenforceable provision. This applies mutatis mutandis in the event of any gap in this Agreement.

14.5 Any amendments to this Agreement (including this subsection) must be made in writing.

14.6 This Agreement shall become effective upon payment of the purchase price pursuant to Section 2.3 (c) of the Purchase Agreement. The Assignor shall immediately after receipt of the purchase price by the Seller, submit to Assignee a written notification confirming the receipt of the purchase price pursuant to the Purchase Agreement.

14.7 The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. The Assignor shall not be entitled to assign any of its respective obligations and rights under this Agreement without the consent of the Assignee. The Assignee may assign without consent of the Assignor any of its rights under this Agreement without restriction.

15.  GOVERNING LAW AND JURISDICTION

15.1 This Agreement shall be governed by the laws of the Federal Republic of Germany.

15.2 The courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.

                       SIGNATURES TO IP RIGHTS ASSIGNMENT

ZENTARIS IVF GMBH
as Assignor


by:
      ---------------------------------

Name:
      ---------------------------------

Title:
      ---------------------------------



CETRO INVESTORS, L.P.
as Assignee


by:
      ---------------------------------

Name:
      ---------------------------------

Title:
      ---------------------------------

                                    EXHIBIT J

                          FORM OF MERCK SERONO CONSENT

[Redacted - Subject to confidentiality restrictions]

                                    EXHIBIT K

                             FORM OF TULANE CONSENT

[Redacted - Subject to confidentiality restrictions]

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          AETERNA ZENTARIS INC.


DATE:  NOV. 21, 2008      By: /s/Dennis Turpin
--------------------          ---------------------------------------------
                              Dennis Turpin
                              Senior Vice President and Chief Financial Officer